NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF HUDBAY MINERALS INC.
TO BE HELD ON
MAY 21, 2020
______________________________________

APRIL 14, 2020

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of Hudbay Minerals Inc. ("Hudbay") will be held by way of a virtual meeting, accessible at https://web.lumiagm.com/298892851, on Thursday, May 21, 2020 at 10:00 a.m. (Eastern Time), for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular (the "Circular").  As described in the Circular, due to the COVID-19 pandemic, shareholders will not be able to attend the Meeting in person, in line with our commitment to taking all prudent precautions to ensure the health and safety of our employees, shareholders and other stakeholders.

Hudbay is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/298892851. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. However, such non-registered shareholders may still attend the Meeting as guests.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Shareholders who are unable to attend the virtual Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay's Board of Directors has fixed the close of business on April 9, 2020 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after April 9, 2020 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay's transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 19, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 14th day of April, 2020.

By Order of the Board of Directors

Stephen A. Lang, Chair

2  | 2020 HUDBAY MINERALS INC.

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
GENERAL PROXY INFORMATION	1
VOTING INFORMATION	1
VOTING MATTERS	1
WHO CAN VOTE	2
VOTING YOUR COMMON SHARES	2
VOTING YOUR COMMON SHARES BY PROXY	3
ADDITIONAL MATTERS PRESENTED AT THE MEETING	4
VOTING SHARES AND PRINCIPAL HOLDERS	5
NOTICE TO UNITED STATES SHAREHOLDERS	5
MATTERS TO BE ACTED UPON AT THE MEETING	5
1. FINANCIAL STATEMENTS	5
2. ELECTION OF DIRECTORS	5
3. APPOINTMENT OF AUDITOR	18
4. SAY ON PAY ADVISORY VOTE	19
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	19
BOARD OF DIRECTORS: THE ROLE OF THE BOARD	21
COMMITTEES OF THE BOARD	26
SUCCESSION PLANNING FOR EXECUTIVE OFFICERS	28
ETHICAL BUSINESS CONDUCT	28
DISCLOSURE POLICY	29
STRATEGIC PLANNING AND RISK MANAGEMENT	30
SHAREHOLDER ENGAGEMENT	30
THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS	31
STATEMENT OF EXECUTIVE COMPENSATION	32
MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE	32
EXECUTIVE SUMMARY	34
COMPENSATION DISCUSSION AND ANALYSIS	38
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	67
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	67
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	67
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION	67
WHERE YOU CAN FIND ADDITIONAL INFORMATION	68
DIRECTORS' APPROVAL	68
SCHEDULE "A" CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE	69
SCHEDULE "1" BOARD OF DIRECTORS CHARTER	74
APPENDIX "A" CATEGORICAL STANDARDS FOR DETERMINING INDEPENDENCE OF DIRECTORS	76
SCHEDULE "B" LONG-TERM EQUITY PLAN ("LTEP")	78
VIRTUAL AGM USER GUIDE	82

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on Thursday, May 21, 2020 at 10:00 a.m. (Eastern Time), or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

Due to the COVID-19 pandemic, the Meeting will be held as a completely virtual meeting, which will be conducted via live webcast at https://web.lumiagm.com/298892851. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided in this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Hudbay", the "Company" and the "Corporation", refer to Hudbay Minerals Inc. and references to "Board" refer to our board of directors.  Unless otherwise indicated, the information in this Circular is given as at April 14, 2020 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

• If you are a registered holder of our common shares (each, a "Hudbay Share"), a form of proxy is enclosed that you can use to vote in advance of at the Meeting, or you may vote online at our virtual Meeting as described in this Circular.

• If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These materials are being sent to both registered and non-registered owners of Hudbay Shares.  If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf.  By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Hudbay Shares at the Meeting. See "Voting Information - Voting Your Common Shares".

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone or other form of correspondence.  The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

• election of directors;

• appointment of our auditor for 2020 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and

• approval of a non-binding advisory resolution on executive compensation.

2020 MANAGEMENT INFORMATION CIRCULAR | 1

WHO CAN VOTE

The record date for the Meeting is April 9, 2020.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting.  Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AT THE MEETING

This year we are holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Given this new format, all shareholders are strongly advised to carefully read the voting instructions below that are applicable to them as well as the Virtual AGM User Guide on page 82 of this Circular.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote online at the virtual Meeting at https://web.lumiagm.com/298892851. Click on 'I have a Control Number' and you will be prompted to enter your twelve digit TSX Control Number and the password hudbay2020 (case sensitive).

Alternatively, you may give another person authority to represent you and vote your shares online at the virtual Meeting, as described below under the heading ''Voting Your Common Shares by Proxy''.

Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution.  If your shares are registered in the name of an intermediary, you are a non-registered shareholder.  Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner.  You may vote your Hudbay Shares through your intermediary or online at the virtual Meeting by taking the appropriate steps, which are the same for objecting beneficial owners ("OBO") and non-objecting beneficial owners ("NOBO") of Hudbay Shares.  You are an OBO if you have not allowed your intermediary to disclose your ownership information to us.  You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting, however such non-registered shareholders may still attend the meeting as guests through the live webcast at https://web.lumiagm.com/298892851.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.

Please note that if you are a NOBO or an OBO and you wish to vote online at the virtual Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 (see "Appointing a Proxyholder" below).  In order to do this, you should follow the instructions on the voting instruction form ("VIF") and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares.  You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the deadline for the receipt of proxies.

2 | 2020 HUDBAY MINERALS INC.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be able to attend and vote online at the virtual Meeting, you may vote in advance by using the enclosed form of proxy or VIF.  A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay's transfer agent, TSX Trust Company, prior to 10:00 a.m. (Eastern Time) on May 19, 2020, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

• by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);

• by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;

• by fax to +1-416-595-9593; or

• by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay's transfer agent, TSX Trust Company, no later than 10:00 a.m. (Eastern Time) on May 19, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

• FOR the election of each of the ten director nominees;

• FOR the appointment of Deloitte LLP as our auditor for 2020 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and

• FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares. You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting. To do so, simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy.  If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chair and our President and Chief Executive Officer, are appointed to act as your proxyholder.

2020 MANAGEMENT INFORMATION CIRCULAR | 3

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

• you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 19, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

• you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844; or

• you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.  Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting. If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

4 | 2020 HUDBAY MINERALS INC.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting.  The holders of Hudbay Shares are entitled to one vote per share.  The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at April 9, 2020, 261,272,151 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares(1)
Waterton Global Resource Management, Inc.(2)	42,171,542	16.1%
GMT Capital Corporation (U.S.)(3)	37,700,147	14.4%
Letko, Brosseau & Associates Inc.(4)	37,044,598	14.2%

1. On the basis of 261,272,151 Hudbay Shares outstanding as of April 9, 2020.

2. According to Waterton Global Resource Management, Inc.'s System for Electronic Disclosure by Insiders report as of April 6, 2020.

3. According to GMT Capital Corp.'s System for Electronic Disclosure by Insiders report as of March 26, 2020.

4. According to Letko, Brosseau & Associates, Inc.'s Schedule 13G dated January 28, 2020 filed on EDGAR.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the auditor's report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. Our board is currently composed of ten directors.  The Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting.  All of the nominees are current members of our Board (See "Nominees for Election as Directors" below).  The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

2020 MANAGEMENT INFORMATION CIRCULAR | 5

Pursuant to the settlement agreement we entered into with Waterton Global Resource Management Inc. on May 3, 2019, as amended on March 16, 2020 (the "Waterton Agreement"), we agreed to nominate Messrs. Kukielski, Muñiz Quintanilla and Smith for election as directors at our annual shareholders' meetings in 2019 and 2020. Other than the Waterton Agreement, there are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule "A"), we have adopted a majority voting policy governing the election of directors.  Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes "withheld" than votes "for" his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chair of the Board.  The Corporate Governance and Nominating Committee (the "CGN Committee") will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign.  The Board of Directors will accept the offer to resign, absent exceptional circumstances, and within 90 days following the meeting of shareholders.  The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation.  This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

On a vote by a show of hands, each of the nine incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on May 7, 2019 in Toronto, Ontario (the "2019 meeting").  We received proxies representing 209,195,393 Hudbay Shares in connection with the 2019 meeting.  Based on these proxies, each director received the following favourable votes cast by proxy:

Director	Number of Favourable Votes Cast by Proxy
Carol T. Banducci	176,126,338
Igor A. Gonzales	185,149,766
Richard Howes	203,962,488
Sarah B. Kavanagh	205,526,621
Carin S. Knickel	173,593,967
Peter Kukielski	79,668,340
Daniel Muñiz Quintanilla	131,197,991
Colin Osborne	205,679,741
David S. Smith	207,260,174

6 | 2020 HUDBAY MINERALS INC.

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

Carol T. Banducci	Peter Kukielski

Igor A. Gonzales	Stephen A. Lang

Richard Howes	Daniel Muñiz Quintanilla

Sarah B. Kavanagh	Colin Osborne

Carin S. Knickel	David S. Smith

Alan R. Hibben, who had been a director since June 2009 and Chair since May 2017, retired from the Board on February 19, 2020. The Board would like to thank Mr. Hibben for his dedicated service to Hudbay.

Stephen A. Lang was appointed a director and Chair of Hudbay in October, 2019.  Mr. Lang has over 40 years of experience in mining operations and this combined with his business and board leadership experience is a great asset to our Board.

Following the appointment of Mr. Lang as Board Chair, the Board renewal process contemplated by the Waterton Agreement is complete and we have a refreshed Board that includes five new directors appointed over the past year.

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following tables set forth biographical and other information on each proposed nominee. Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the nominee for election as a director.

2020 MANAGEMENT INFORMATION CIRCULAR | 7

CAROL T. BANDUCCI	INDEPENDENT

Toronto, Ontario, Canada Age: 60 Director Since: 2017 Independent: Yes Hudbay Shares Held(1): Nil Deferred Share Units Held: 79,844 Total Value of Hudbay Shares and DSUs(2): $190,827

Principal Occupation:  Executive Vice President and Chief Financial Officer, IAMGOLD Corporation

Carol Banducci brings more than 30 years of business leadership experience built over a career which has included operational, corporate and senior leadership roles around the world.

Carol is Executive Vice-President and Chief Financial Officer of IAMGOLD, a mining company with operations on three continents.  At IAMGOLD she helps to shape and drive the strategy of a complex business operating successfully in challenging jurisdictions. She provides financial leadership and insight to ensure business operations and decisions are grounded in sound financial criteria. She also served as chair of Niobec Inc., a wholly-owned subsidiary of IAMGOLD, prior to orchestrating the $530 million sale of the business. She served previously as a senior leader of a major plastics and polymer producer, making important contributions to a restructuring and turnaround of the business and, once it was sold, providing leadership to comprehensive integration, restructuring and cost-improvement initiatives.  Prior to this, Carol served as Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America - a global business selling product in 35 countries.

She is a member of the National Association of Corporate Directors (USA), the Financial Executives Institute of Canada and the Canadian Board Diversity Council. Carol has been recognized three times as one of 'Canada's Most Powerful Women- Top 100" and in 2019 was inducted into the Women's Executive Network Hall of Fame. Also, in 2018, Carol was recognized by Women in Mining as one of the 100 Global Inspirational Women in Mining. Carol holds a Bachelor of Commerce from the University of Toronto.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Finance and M&A
•
International Business
•
Human Resources/Executive Compensation
•
Government Relations
•
Marketing
•
Corporate Governance
•
Risk Management

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 14 of 14 meetings 100% Audit Committee (Chair) 10 of 10 meetings 100% Environmental, Health, Safety and Sustainability Committee 5 of 5 meetings 100%
Other Public Board Directorships
• Euro Ressources S.A. (2009 to 2010; 2014 to 2019) [1] • Thompson Creek Metals Company Inc. (2010 to 2016)

_____________________________________
1 Euro Ressources S.A. is an indirect, majority owned subsidiary of IAMGOLD.

8 | 2020 HUDBAY MINERALS INC.

IGOR A. GONZALES	INDEPENDENT

Lima, Peru Age: 65 Director Since: 2013 Independent: Yes Hudbay Shares Held(1): Nil Deferred Share Units Held: 70,861 Total Value of Hudbay Shares and DSUs(2): $169,358

Principal Occupation:  President and CEO of Sierra Metals Inc.

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry.  He joined Sierra Metals as President and CEO in May 2017, following over two years as Vice President of Operations of Compañia de Minas Buenaventura S.A.A.  Prior to that, he was with Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Operations
•
International Business
•
Government Relations
•
Environment, Health, Safety and Sustainability
•
Human Resources/Executive Compensation
•
Risk Management
•
Marketing

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 13 of 14 meetings 93% Environmental, Health, Safety and Sustainability Committee 4 of 5 meetings 80% Technical Committee 6 of 6 meetings 100%
Other Public Board Directorships
• Sierra Metals Inc. (2013 to Present) • Compañia de Minas Buenaventura S.A. (2014 to 2017)

2020 MANAGEMENT INFORMATION CIRCULAR | 9

RICHARD HOWES	INDEPENDENT

Toronto, Ontario, Canada Age: 62 Director Since: 2019 Independent: Yes Hudbay Shares Held(1): Nil Deferred Share Units Held: 24,768 Total Value of Hudbay Shares and DSUs(2): $59,196

Principal Occupation:  President and Chief Executive Officer of Dundee Precious Metals Inc.

Mr. Howes recently announced his retirement as the President and Chief Executive Officer of Dundee Precious Metals effective May 7, 2020. He is a Professional Mining Engineer with over 37 years' experience in the mining industry. He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame. Throughout his career, Mr. Howes has been closely associated with the practices that make for world-class mining operations, including Inco's North Mine, which won the 2006 Ryan Award as the safest mine in Canada. His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and, most recently, internationally. Mr. Howes joined Dundee Precious Metals in early 2009 as General Manager and Executive Director of the Chelopech mine and, in November 2010, was appointed Executive Vice President and Chief Operating Officer. In April 2013, he assumed the role of President and Chief Executive Officer.

Mr. Howes attended Queen's University where he earned a Bachelor of Science in Mining Engineering. He is also a member of The Institute of Corporate Directors.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Operations
•
International Business
•
Government Relations
•
Environment, Health, Safety and Sustainability
•
Risk Management
•
Human Resources/Executive Compensation

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 7 of 7 meetings 100% Compensation and Human Resources Committee 3 of 3 meetings 100% Technical Committee 3 of 3 meetings 100%
Other Public Board Directorships
• Dundee Precious Metals Inc. (2012 to 2020) • Sabina Gold and Silver (2018 to Present)

10 | 2020 HUDBAY MINERALS INC.

SARAH B. KAVANAGH	INDEPENDENT

Toronto, Ontario, Canada Age: 63 Director Since: 2013 Independent: Yes Hudbay Shares Held(1): Nil Deferred Share Units Held: 70,861 Total Value of Hudbay Shares and DSUs(2): $169,358

Principal Occupation:  Corporate Director

Sarah B. Kavanagh is an experienced public company director. She has more than 30 years of capital markets experience and business leadership built over a long career in both senior investment banking and senior corporate financial roles in the United States and Canada.

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from 2011 to 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc.  She has also held senior financial positions in the corporate sector.

She was awarded a leadership award by Women in Capital Markets in 2008 and was recognized as one of Canada's Most Powerful Women: Top 100 in the director category in 2015.

Sarah currently serves as a director of Bausch Heath Companies, a director of WPT Industrial REIT, a director and Chair of the Audit Committee of AST and AST (Canada) and a director and Chair of the Audit Committee of Sustainable Development Technology Canada.

Ms. Kavanagh graduated from Harvard Business School with a Master's in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Finance and M&A
•
International Business
•
Human Resources/Executive Compensation
•
Corporate Governance
•
Risk Management
•
Legal/Regulatory

2019 Hudbay Board & Committee Membership 2019 Attendance

Board  14 of 14 meetings                          100%

Environmental, Health, Safety and Sustainability Committee (Chair) 2 of 2 meetings 100%

Audit Committee 2 of 2 meetings 100%

Corporate Governance and Nominating Committee 8 of 8 meetings 100%

Other Public Board Directorships
• Bausch Heath Companies Inc. (2016 to Present) • WPT Industrial Real Estate Investment Trust (2013 to Present)

2020 MANAGEMENT INFORMATION CIRCULAR | 11

CARIN S. KNICKEL	INDEPENDENT

Golden, Colorado, United States Age: 63 Director Since: 2015 Independent: Yes Hudbay Shares Held(1): 26,825 Deferred Share Units Held: 138,146 Total Value of Hudbay Shares and DSUs(2): $394,291

Principal Occupation:  Corporate Director

Carin S. Knickel has over 30 years' of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Carin spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe. She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies.  Prior to that, Carin held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

She currently serves as a director on the board of Vermilion Energy Inc., and Whiting Oil Company. She also serves as chair of the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society.  Carin holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Finance and M&A
•
Operations
•
International Business
•
Human Resources/Executive Compensation
•
Corporate Governance
•
Environment, Health, Safety and Sustainability
•
Marketing
•
Risk Management

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 14 of 14 meetings 100% Compensation and Human Resources Committee (Chair) 5 of 5 meetings 100% Corporate Governance and Nominating Committee 8 of 8 meetings 100%
Other Public Board Directorships
• Vermillion Energy Inc. (2018 to Present) • Whiting Petroleum Corp. (2015 to Present) • Rosetta Resources Inc. (2012 to 2015)

12 | 2020 HUDBAY MINERALS INC.

PETER KUKIELSKI	NON-INDEPENDENT
(President and CEO)

 Toronto, Ontario, Canada

Age: 63

Director Since: 2019

Independent: No

Hudbay Shares Held(1): 50,000

 Deferred Share Units Held: 106,560

Restricted and Performance Share Units Held: 421,639

Total Value of Hudbay Shares, DSUs, RSUs and PSUs(2): $1,381,896

Principal Occupation:  President and Chief Executive Officer, Hudbay Minerals Inc.

Peter Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019.  Peter has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Most recently Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. From May 2017 until the acquisition of Nevsun in December 2018.  From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Amenka Resources, a private company backed by Warbug Pincus to invest in global mining assets.  From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, within 12 countries.  From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the copper, zinc, gold and the metallurgical coal operations and projects. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including experience in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

Mr. Kukielski has a Master's of Science degree in Civil Engineering from Stanford University in California.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Finance and M&A
•
Operations
•
International Business
•
Government Relations
•
Environment, Health, Safety and Sustainability
•
Corporate Governance
•
Risk Management
•
Marketing

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 7 of 7 meetings 100% Environmental, Health, Safety and Sustainability Committee 2 of 2 meetings 100% Technical Committee 2 of 3 meetings 67%
Other Public Board Directorships
• South32 Limited (2015 to 2017) • Nevsun Resources Ltd. (2017 to 2018) • Norsk Hydro ASA (2019 to Present)

2020 MANAGEMENT INFORMATION CIRCULAR | 13

STEPHEN A. LANG	INDEPENDENT

Columbia, Missouri, United States Age: 65 Director Since: 2019 Independent: Yes Hudbay Shares Held(1): 30,000 Deferred Share Units Held: 11,352 Total Value of Hudbay Shares and DSUs(2):$98,831

Principal Occupation:  Corporate Director

Stephen A. Lang was appointed Chair of Hudbay's board of directors in October 2019.  Stephen has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations.  He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  Mr. Lang has also held senior operating positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation.

Mr. Lang holds a Bachelor of Science degree and a Master's degree in mining engineering from the University of Missouri-Rolla.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Operations
•
International Business
•
Government Relations
•
Environment, Health, Safety and Sustainability
•
Corporate Governance

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 3 of 3 meetings 100% Compensation and Human Resources Committee 1 of 1 meeting 100% Corporate Governance and Nominating Committee 2 of 2 meetings 100%
Other Public Board Directorships
• Alio Gold Inc. (2014 to Present) • Bear Creek Mining Corporation (2014 to Present) • Centerra Gold Inc. (2007 to Present) [2] • International Tower Hill Mines Ltd. (2014 to Present)

_____________________________
2 Mr. Lang is not standing for re-election to Centerra Gold Inc.'s Board of Directors and his tenure as a director will end on May 1, 2020.

14 | 2020 HUDBAY MINERALS INC.

DANIEL MUÑIZ QUINTANILLA	INDEPENDENT

 Colonia Vista Mermosa, Mexico City, Mexico

Age: 47

Director Since: 2019

Independent: Yes

Hudbay Shares Held(1): 200,000

Deferred Share Units Held: 11,222

Total Value of Hudbay Shares and DSUs(2): $504,821

Principal Occupation:  Corporate Director

Daniel Muñiz Quintanilla was formerly Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain.

Until July 2018, he was a member of the Board of Directors and Executive Vice President of Southern Copper, a subsidiary of Americas Mining, where he led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico.  Mr. Muñiz Quintanilla previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico.  He also acted as Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than $6 billion for the company through a variety of securities, including bonds, structured bonds and project finance.

Mr. Muñiz Quintanilla holds a Masters degree in Business Administration from Instituto de Empresa and a Masters degree in Financial Law from Georgetown University.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
International Business
•
Government Relations
•
Legal/Regulatory
•
Finance and M&A
•
Risk Management

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 7 of 7 meetings 100% Audit Committee 8 of 8 meetings 100% Environmental, Health, Safety and Sustainability Committee 1 of 1 meeting 100%
Other Public Board Directorships
• Brookfield Infrastructure Partners LP (2019 to Present)

2020 MANAGEMENT INFORMATION CIRCULAR | 15

COLIN OSBORNE	INDEPENDENT

Burlington, Ontario, Canada Age: 55 Director Since: 2018 Independent: Yes Hudbay Shares Held(1): 25,000 Deferred Share Units Held: 58,987 Total Value of Hudbay Shares and DSUs(2): $200,729

Principal Occupation:  President and CEO, Samuel, Son & Co.

Colin Osborne has over 30 years' experience in capital-intensive metals, mining and industrial manufacturing businesses. He is a seasoned executive with extensive experience providing leadership and direction in some of the most complex types of industrial and commodity-based businesses. He possesses a demonstrated track record of improving earnings and cash flow in highly competitive environments.

Colin is President and CEO at Samuel Son & Co., one of North America's largest commodity metals supply chain, distribution and manufacturing companies, where he led the transformation of a multi-segment, $5 billion business, repositioned the leadership team, put plans in place to optimize the portfolio, and increased EBITDA by 35%.  He joined Samuel Son & Co. in August 2015.  From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was the Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.

Mr. Osborne has completed the Executive Program at Queen's University School of Business and holds a Bachelor of Engineering in Mining and Metallurgy from McGill University.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Finance and M&A
•
Operations
•
International Business
•
Environment, Health, Safety and Sustainability
•
Human Resources/Executive Compensation
•
Corporate Governance
•
Risk Management
•
Marketing

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 14 of 14 meetings 100% Technical Committee (Chair) 6 of 6 meetings 100% Audit Committee 10 of 10 meetings 100%
Other Public Board Directorships
• Strongco Corporation (2011 to 2015) • Vicwest Corporation (2007 to 2015)

16 | 2020 HUDBAY MINERALS INC.

DAVID S. SMITH	INDEPENDENT

West Vancouver, British Columbia, Canada Age: 61 Director Since: 2019 Independent: Yes Hudbay Shares Held(1): 14,000 Deferred Share Units Held: 11,222 Total Value of Hudbay Shares and DSUs(2) $60,281

Principal Occupation:  Corporate Director

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 30 years of financial and executive leadership experience. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith has been involved in the acquisition, development, financing and operations of base/precious metal mines. During his tenure as a director at Nevsun Resources Lid., he was the chair of the audit committee, member of the corporate governance committee and oversaw the strategic review leading to the C$1.8 billion takeover offer from Zijin Mining. In addition, while acting as a director at Dominion Diamond Corporation, he was chair of the audit committee and member of the compensation committee, and a member of the special committee that led the $1.2 billion sale to Washington Companies.

Mr. Smith currently is a director of Pretium Resources Inc. and is a member of the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant and holds a bachelor's degree in business administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program.

Areas of Expertise/Experience:

•
CEO/Senior Officer
•
Leadership
•
Mining/Resource Industry
•
Finance and M&A
•
International Business
•
Government Relations
•
Human Resources/Executive Compensation
•
Corporate Governance
•
Risk Management
•
Legal/Regulatory

2019 Hudbay Board & Committee Membership 2019 Attendance
Board 7 of 7 meetings 100% Corporate Governance and Nominating Committee (Chair) 4 of 4 meetings 100% Compensation and Human Resources Committee 3 of 3 meetings 100%
Other Public Board Directorships
• Pretium Resources Inc. (2017 to Present) • Nevsun Resources Ltd. (2017 to 2018) • Paramount Gold Nevada Corp. (2015 to 2018) • Dominion Diamond Corporation (2016 to 2017)

1. The Hudbay Shares indicated for each Hudbay Nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 13, 2020, except for Mr. Lang's share ownership which is as of March 24, 2020.  The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective Hudbay Nominee. Unless otherwise indicated, beneficial ownership is direct and the Hudbay Nominee has sole voting and investment power.

2. Based on the $2.39 closing price of Common Shares on the Toronto Stock Exchange on March 13, 2020.

2020 MANAGEMENT INFORMATION CIRCULAR | 17

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

• subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

• subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

• is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

• has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Stephen A. Lang was a director of Hycroft Mining Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Carin S. Knickel is a director of Whiting Petroleum Corporation, which together with certain subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code on March 31, 2020.

Penalties or Sanctions

To the best of our knowledge, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the nominee.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP ("Deloitte"), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005.  For the year ended December 31, 2019, Deloitte was paid $2,464,702 for audit services, $122,396 for audit-related services and $96,600 for all other fees.  Deloitte was not paid any fees for tax-related services in 2019.  All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.  Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2019 under the heading "Audit Committee Disclosure".  Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

18 | 2020 HUDBAY MINERALS INC.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.

4. SAY ON PAY ADVISORY VOTE

Hudbay's compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Detailed disclosure of Hudbay's executive compensation program can be found under the heading "Statement of Executive Compensation" found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of Hudbay's compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular."

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay's compensation philosophy (see the "Statement of Executive Compensation" for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay's approach to executive compensation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees and shareholders.  Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced and the highest standards of ethical conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role.  The Board fulfills its mandate directly and through its Committees.  The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management.  We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule "A" to this Circular and can be viewed at our website at www.hudbay.com. The following is a description of Hudbay's corporate governance practices as approved by the Board.

2020 MANAGEMENT INFORMATION CIRCULAR | 19

Highlights of Hudbay's Corporate Governance Practices

- ✓ ***Board Independence:*** the Chair and all of Hudbay's directors, other than Mr. Kukielski, are independent; the Committees of the Board are composed entirely of independent directors; and independent directors meet without management present at all regular Board meetings.
- ✓ ***Gender and Diversity:*** Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and 30% of our directors are women.
- ✓ ***Majority Voting and Advance Notice:*** Hudbay has adopted a majority voting policy and advance notice by-law governing the election of directors and the advance notice requirements for such elections.
- ✓ ***Board Composition and Skills:*** the Board has developed a skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees.
- ✓ ***Board Renewal:*** the Board is focused on renewal, as evidenced by the addition of five new directors in the past year.
- ✓ ***Director Education:*** the Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects.
- ✓ ***No Overboarding:*** the Chair of the Board must approve any other directorships held by our directors and none of our directors currently sit on the board of more than four other reporting issuers.
- ✓ ***No Interlocking Directorships:*** directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee. None of our directors currently have an interlocking directorship.
- ✓ ***Ethical Business Conduct:*** Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Statement on Anti-Corruption, a Global Supplier Due Diligence Policy and a Supplier Code of Conduct and Ethics and regularly carries out certification and training programs with regard to its key compliance policies.
- ✓ ***Disclosure Policy:*** Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis. Hudbay's Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.
- ✓ ***Risk Management:*** Hudbay has a formalized risk management program that has been approved by the Board, on the recommendation of the Audit Committee. As part of this process, the Board and its Committees receive quarterly risk reporting from management and plans are in place to monitor, manage and report on the principal risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.
- ✓ ***Transparent Executive Compensation:*** as discussed in detail in our "Statement of Executive Compensation", the Board is committed to good governance, transparent disclosure and enhanced dialogue with our shareholders regarding our executive compensation program and has adopted a number of policies with this in mind.
- ✓ ***Succession Planning:*** Hudbay has a formal process for succession planning for its executive officers, with the Board overseeing CEO succession and the Compensation and Human Resources Committee overseeing management's succession plans for other executives.

20 | 2020 HUDBAY MINERALS INC.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

• reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

• reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

• ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

• ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

• assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

• ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

• reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that nine of the ten directors nominated for election at the Meeting are independent.  The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Non-Independent Status
Carol T. Banducci	√
Igor A. Gonzales	√
Richard Howes	√
Sarah B. Kavanagh	√
Carin S. Knickel	√
Peter Kukielski		√	President and Chief Executive Officer of Hudbay
Stephen A. Lang	√
Daniel Muñiz Quintanilla	√
Colin Osborne	√
David S. Smith	√

2020 MANAGEMENT INFORMATION CIRCULAR | 21

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee.  Currently, none of our directors sit together on the board of directors of any other reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit.  However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than four other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading "Election of Directors - Nominees for Election as Directors".

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management.  Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management.  The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay's strategy and recommending procedures to enhance the work of the Board.  The Board has also adopted a position description for the Chair of each of the Board Committees.  The full position descriptions of the Board Chair and the Chair of each Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management's current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee.  In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees.  The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

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	Carol Banducci	Igor Gonzales	Richard Howes	Sarah Kavanagh	Carin Knickel	Peter Kukielski	Stephen Lang	Daniel Muñiz Quintanilla	Colin Osborne	David Smith
CEO/Senior Officer	√	√	√	√	√	√	√	√	√	√
Leadership	√	√	√	√	√	√	√	√	√	√
Mining/Resource Industry	√	√	√		√	√	√	√	√	√
Finance and M&A	√			√	√	√		√	√	√
Operations		√	√		√	√	√		√
International Business	√	√	√	√	√	√	√	√	√	√
Government Relations	√	√	√			√	√	√		√
Environment, Health, Safety and Sustainability		√	√		√	√	√		√
Human Resources/ Executive Compensation	√	√	√	√	√				√	√
Corporate Governance	√			√	√	√	√		√	√
Risk Management	√	√	√	√	√	√		√	√	√
Marketing	√	√			√	√			√
Legal/Regulatory				√				√		√

Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix.  The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics (including representation of Aboriginal peoples, persons with disabilities and visible minorities, as described in our Diversity Policy below); and (iii) the extent to which the interplay of a nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees.  As part of this process, each director is interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chair and any other issues of concern.  The results of these interviews were reviewed by the CGN Committee at its meeting on February 20, 2020, then reported to the Board by the Chair of the CGN Committee. A formal written report was then circulated to the directors and members of senior management, and the Chair of the CGN Committee, the Board Chair and the President and CEO are working to ensure the recommendations contained in the report are implemented.

Members of each Committee are also provided questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern. The results of these questionnaires are discussed during in camera sessions of the Committees.

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Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by the addition of five new directors in the past year. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required.  Typically, each committee of the Board meets at least four times each year, or more frequently as deemed necessary by the applicable committee.  The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time.  The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2019 for those directors elected or appointed in 2019.

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Carol T. Banducci	14 of 14	10 of 10			5 of 5		29	100%
Igor A. Gonzales	13 of 14				4 of 5	6 of 6	23	92%
Alan R. Hibben	14 of 14			6 of 6			20	100%
Richard Howes	7 of 7		3 of 3			3 of 3	13	100%
Sarah B. Kavanagh	14 of 14	2 of 2		8 of 8	2 of 2		26	100%
Carin S. Knickel	14 of 14		5 of 5	8 of 8			27	100%
Peter Kukielski	7 of 7				2 of 2	2 of 3	11	92%
Stephen A. Lang	3 of 3		1 of 1	2 of 2		2 of 2	8	100%
Daniel Muñiz Quintanilla	7 of 7	8 of 8			1 of 1		16	100%
Colin Osborne	14 of 14	10 of 10				6 of 6	30	100%
David S. Smith	7 of 7		3 of 3	4 of 4			14	100%

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings.  During the year ended December 31, 2019, the Board held in camera sessions of the independent directors at nine Board meetings.  In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business.  New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Board charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operations and compensation plans, investor presentations and copies of our most recent core public disclosure documents.  New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board.  New directors are also invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

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Our directors are encouraged to attend third party educational programs and our Board members receive a membership with the Institute of Corporate Directors, where they have access to educational materials and are invited to training seminars throughout the year.  In addition, we frequently include a director education topic on the agenda at Board meetings and dinners. This typically involves presentations to the Board by members of management and third party advisers in respect of our business and operations, corporate development, strategy, legal and regulatory matters, corporate social responsibility and industry trends and practices. In 2019, our directors participated in the following site visits:

• Constancia site visits: Three of our independent directors, Daniel Muñiz Quintanilla, Richard Howes and David S. Smith attended a site visit at the Constancia mine in September 2019, and our Board Chair, Stephen A. Lang and Peter Kukielski visited Constancia in early January, 2020. At each site visit, the directors met with senior operations personnel, received presentations on operations, safety and community relations and toured the operations.

• Manitoba site visit: One of our independent directors, Daniel Muñiz Quintanilla, attended a site visit at our Manitoba operations in July 2019, where he toured our operations and received presentations from management. In addition, two of our independent directors, Sarah B. Kavanagh and Carin S. Knickel visited our Manitoba operations in May 2019 and they also led a leadership presentation with the Hudbay Women's Network.

Our directors frequently discuss strategy with management, and they did so a number of times in 2020, including a dedicated half-day session in December 2019.

DIVERSITY POLICY

In 2015, the Board amended our Corporate Governance Guidelines (a copy of which can be found at Schedule "A") to include a written policy for the identification and nomination of director candidates who are diverse in many respects, including gender. In March 2020, the Board approved a standalone written Diversity Policy to supplement our Corporate Governance Guidelines.

Our Diversity Policy seeks to ensure a diverse representation of women and designated groups (Aboriginal peoples, persons with disabilities and visible minorities) among the members of our Board and senior management.  This policy confirms the Board's commitment to diversity and inclusion as part of our core values and to setting a "tone at the top" that leads to greater diversity on the Board, senior management and across the organization.

The CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied in identifying and evaluating candidates for the Board and the CEO is tasked with ensuring this with respect to senior management positions.  Pursuant to our Diversity Policy, in assessing individual director nominees, the CGN Committee considers, among other things, relevant skills and expertise, judgment and character, diversity (including diversity of gender, viewpoints, backgrounds, experiences and other demographics (including representation of Aboriginal peoples, persons with disabilities and visible minorities), and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

To promote gender diversity, the Hudbay Women's Network ("HBWN"), was founded in 2018 by two female employees in our Manitoba Business Unit. The HBWN's founding principle is gender inclusion, and its goal is to support, connect and empower Hudbay employees by providing a vehicle for professional growth and a strong voice.

Although we do not have specific targets regarding directors and executive officers for each of the designated groups, we believe that our Diversity Policy and Corporate Governance Guidelines sufficiently encourage our CGN Committee and management to consider the current number of women and members of designated groups when selecting director candidates and senior management.

Hudbay intends to measure the effectiveness of its Diversity Policy by looking at the increase in female representation and representation of other designated groups on the Board and in senior management positions over time. The Board presently has three female directors, Carol T. Banducci, Sarah B. Kavanagh and Carin S. Knickel.

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The number and percentage of our current directors and senior management who are women is as follows:

Female representation	Number of Women	Total Number	Percentage
Board of Directors	3	10	30%
Executive Officers	1	14	7%

The number and percentage of our current directors and executive officers who identify as a member of a designated group is as follows:

Designated groups	Number of people, persons or members	Total Number	Percentage
Members of visible minorities
Board of Directors	2	10	20%
Executive Officers	1	14	7%

1. None of our current directors or executive officers identify as Aboriginal peoples or persons with disabilities.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate. In addition, in 2019, the Board formed an ad hoc Search Committee comprised of Ms. Knickel, as Chair, and Messrs. Osborne and Smith to lead the search for a new Board Chair. The roles of the five standing Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board's Committees are appointed by the Board upon the recommendation of the CGN Committee.  All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Carol Banducci (Chair), Daniel Muñiz Quintanilla and Colin Osborne.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management's discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls.  The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our enterprise risk management and insurance programs.  The Audit Committee receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the "Code"), pension matters and other matters.  In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

In 2019, the Audit Committee's activities also included receiving presentations from management on various current issues, including information technology strategy and risk management; pension plan governance; effective tax rates; and succession planning for the Finance group.

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The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor and internal audit group as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than two other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay's Annual Information Form ("AIF") for the year ended December 31, 2019 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee's charter is attached as Schedule "C" to the AIF. Our AIF may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Compensation and Human Resources Committee

Members: Carin S. Knickel (Chair), Richard Howes, Stephen A. Lang and David S. Smith.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, performance evaluations and compensation of senior management, senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share issuances, share unit awards and share ownership guidelines.  In 2019 and early 2020, the Committee made recommendations to the Board respecting Peter Kukielski's compensation as Interim CEO and as President and CEO.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2019 see "Statement of Executive Compensation".

Corporate Governance and Nominating Committee

Members: David S. Smith (Chair), Sarah Kavanagh, Carin Knickel and Stephen A. Lang.

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines.  In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance.  The CGN Committee views its most important role as assessing the Board's ability to make effective decisions and to ensure the effective governance of Hudbay.

In 2019 and early 2020, the CGN Committee's activities included leading the search for a President and Chief Executive Officer, which culminated in Peter Kukielski's appointment in January 2020. The CGN Committee also recommended the adoption of certain new governance policies, including a new Diversity Policy, in early 2020.

Environmental, Health, Safety and Sustainability Committee

Members: Sarah Kavanagh (Chair), Carol Banducci, Igor Gonzales and Daniel Muñiz Quintanilla.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the "EHSS Committee") is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to environment, health, safety and sustainability, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

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The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter.  In addition, it is responsible for communicating throughout Hudbay the importance of developing a culture of environmental and community responsibility and ensuring that, with respect to matters under our control, we operate in a climate that fosters the improvement of socio-economic conditions in the communities in which we operate.  The EHSS Committee also receives regular reports on the management systems at our operations and reviews and recommends our Annual & CSR Report for approval.

In 2019, the EHSS Committee's activities included receiving reports from management on climate change issues, tailings governance standards and social projects in Peru; and, in 2020, the EHSS Committee's activities included oversight of management's business preparedness plans in light of the COVID-19 pandemic.

Technical Committee

Members: Colin Osborne (Chair), Igor Gonzales, Richard Howes and Stephen A. Lang.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2019, the Technical Committee's activities included overseeing the preparation of the Lalor and Snow Lake operations Technical Report, reviewing our exploration strategy, monitoring the refurbishment of the New Britannia mill and reviewing the technical merits of certain corporate development opportunities; and in 2020, the Technical Committee's activities included reviewing Hudbay's tailings governance systems.

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers.  At its meeting on November 11, 2019, the Board received a report from management on succession planning for executives below the CEO level. When discussing succession planning, the Chief Executive Officer is solicited for his input on succession planning for his direct reports and other executives. CEO succession planning is discussed during in camera meetings of the Compensation and Human Resources Committee and the full Board.  At these meetings, the Compensation and Human Resources Committee and Board consider candidates with long-term potential to serve as Hudbay's CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code") which was revised in December, 2019. The Code applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities.  The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, we have adopted a Certification Policy, in accordance with which new employees must read the Code when hired or appointed and acknowledge that they will abide by the Code.  The Certification Policy also requires that all directors, officers and active employees across the organization certify their understanding of the Code and acknowledge that they will abide by the Code on an annual basis.  We regularly conduct training sessions across the organization relating to the applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them.  In early 2020, we completed an online certification and training campaign in which all active employees were provided copies of the Code and our key compliance policies (including anti-corruption policies), asked to e-sign the policies to certify their compliance therewith and complete a training program in respect of such policies. In addition, in late 2019, our COO and Vice President and General Counsel carried out a compliance training program for the senior leadership team in Peru.

28 | 2020 HUDBAY MINERALS INC.

The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets.  In addition, our Global Supplier Due Diligence Policy and our Supplier Code of Conduct and Ethics are intended to ensure that we and our subsidiaries transact with suppliers who share our expectations for ethical conduct.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head.  The Board has adopted a policy (the "Whistleblower Policy") for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters.  These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or mandate an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint. In addition, under the Whistleblower Policy, Hudbay has a third party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously.  These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code. Hudbay's Vice President and General Counsel provides day-to-day management over Hudbay's global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board.  The Board did not grant any waiver of the Code in 2019.  In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press.  Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay's management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws.  The members of the Disclosure Committee generally includes the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Operating Officer, the Senior Vice President, Corporate Development and Strategy, the Vice President and General Counsel, the Director, Investor Relations and such other members of senior management as shall be deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls.  In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay's financial performance are reviewed by the Audit Committee, which ultimately recommends such disclosure for approval by the Board.

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STRATEGIC PLANNING AND RISK MANAGEMENT

A key element of the Board's responsibilities is to review the principal strategic, operational, reporting and compliance risks for the company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board is ultimately responsible for providing overall governance of the risk management function, by approving the risk management policy and assessing the risk associated with Hudbay's strategy and corporate objectives, ensuring senior management has instituted processes to identify and inform the Board of material risks the company faces, and overseeing management of top tier risks through quarterly risk reporting (including the trends and potential impact of such risks) provided by management to the Board and its committees, as appropriate.

The Audit Committee is responsible for assisting the Board and its Committees in their oversight and evaluation of the risk management process.  In this capacity, the Audit Committee is responsible for, among other things, reviewing and overseeing our Risk Management Policy, approving a formalized, disciplined and integrated risk management process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks, reviewing the quarterly risk reporting provided by the risk management team and meeting with management to review and discuss management's timely identification of the most significant risks.  Among its responsibilities, management is responsible for the effective and timely management of risks and for creating a supportive environment that encourages risk management practices.

Our Vice President, Risk Management is responsible for establishing a flexible, risk-based annual audit plan to determine the priorities of the internal audit function, consistent with Hudbay's strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels.  The Audit Committee approves the annual internal audit plan.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders.  We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public.  Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where the public will be able to access archived audio webcasts of the call are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and in 2016 the Board adopted a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which shareholders have the opportunity to interact with our directors, the policy expresses our directors' interest in meeting with key shareholders to discuss specific matters of mutual interest and concern.  Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.

Attention: Chair of the Board

25 York Street, Suite 800

Toronto, Ontario, Canada M5J 2V5
Email: Chair@hudbay.com

Our Chair and other members of our Board and management team have been in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

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THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member's independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

The Compensation and Human Resources Committee is pleased to provide you with an overview of Hudbay's performance in 2019 and a summary of our approach to determining the compensation of our executives. Last year, our advisory shareholder vote on executive compensation received approval from 92% of our shareholders. We appreciate the support for our programs and have continued to further advance our executive compensation and its link to the shareholder experience.

Hudbay's Performance in 2019

2019 was a challenging year for Hudbay, which saw significant change at the Board and senior management level. Following resolution of a contested directors' election, we welcomed four new directors at our annual shareholders' meeting. Alan Hair subsequently stepped down as President and CEO, and was replaced by Peter Kukielski. In addition, Alan R. Hibben resigned as our Board Chair in October 2019 and was replaced by Stephen A. Lang.

Even in the face of these changes, our operations team was able to maintain focus and once again deliver strong operating performance. We met our production and cost guidance in Peru and Manitoba and our zinc production in Manitoba exceeded our guidance. Our Constancia mill achieved record throughput and recoveries, and our Lalor and 777 mines both saw significant production increases over the previous year. A very strong safety record in both Peru and Manitoba complemented this operating success.

Our skills at all stages of the mining cycle are evident in our progress in Manitoba last year. We completed reclamation activities on our Reed mine. Our exploration team discovered the 1901 zinc/gold deposit and we significantly increased gold reserves and resources at Lalor. This justified our investment to refurbish the New Britannia mill, which will substantially increase gold recoveries.

In Peru, we avoided production interruptions by maintaining very strong relationships with the local communities and the efforts of our community relations team were rewarded in February 2020 when we announced a community agreement granting Hudbay surface rights to the high grade Pampacancha deposit.

The unexpected revocation of the key permit for our Rosemont project in Arizona, combined with the difficult metals market conditions that persisted throughout most of the year resulted in disappointing share price performance. Looking forward, we remain focused on disciplined capital allocation, as evidence by the low capital intensity, high return projects to develop Pampacancha and refurbish the New Britannia mill. While the COVID-19 crisis and a number of other factors have negatively impacted the copper price in recent months, we are convinced that the long-term fundamentals for copper are very strong and that our shareholders will ultimately be rewarded for their patience.

2019 Compensation Decisions and Outcomes

The factors described above were reflected in the corporate scorecard used to determine awards under our short-term incentive program (STIP), resulting in a score of 81/100, which the Committee feels reflects our overall performance in 2019. Additional detail on the corporate scorecard is included in the Compensation Discussion and Analysis that follows.

In 2019 and early 2020, the Compensation and Human Resources Committee oversaw a substantial redesign to our long-term incentive program (LTIP), with the objective of enhancing the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. In previous years, LTIP awards were made in the form of time-vested share units (RSUs), the aggregate value of which was determined based on prior year performance (i.e. in the same manner as STIP awards), plus an adjustment based on relative total shareholder return.

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Our redesigned LTIP was approved and implemented for the grant made in early 2020 to our executives and includes a combination of:

  50% in performance share units (PSUs) that vest after three years subject to performance and vesting conditions based on total shareholder return against a group of base metals peers and return on invested capital (ROIC);
  25% in restricted share units (RSUs) that vest after three years; and
  25% in share options that vest equally over three years and remain exercisable for seven years.

Additional detail on our redesigned LTIP is in the Compensation Discussion and Analysis that follows.

2020 Executive Compensation

Benchmarking conducted by the Committee's compensation consultant in 2019 indicated that our senior executives' target compensation is at or near the market median. As a result, our non-CEO executives received base salary increases of 2.5%, consistent with base salary increases provided to our corporate office employees. No other changes were made to these individuals' target compensation levels. Peter Kukielski's compensation as our President and CEO was set with reference to the compensation paid for the CEO role among our compensation peers.

In addition, as we look ahead to 2020 executive compensation, the Committee is focused on how to oversee and evaluate the company and executive team's performance in light of the difficult challenges presented by the COVID-19 pandemic. The Committee is sensitive to the shareholder experience thus far in 2020 and remains committed to good governance, transparent disclosure and a productive dialogue with our shareholders with respect to our executive compensation program.

Shareholder Engagement

Our Board welcomes constructive engagement with our shareholders. In late 2019 and early 2020 our Board Chair, Stephen A. Lang and other directors met with several of our shareholders to discuss corporate governance, strategy and executive compensation. Our Shareholder Engagement Policy is available on our website at www.hudbay.com. The policy expresses our directors' interest in meeting with shareholders to discuss matters of mutual interest and concern. Shareholders may initiate communication with the Board by contacting our Board Chair by mail or email at:

Hudbay Minerals Inc.
Attention: Board Chair
25 York Street, Suite 800 Toronto, Ontario, Canada M5J 2V5
Email: chair@hudbay.com

The Committee welcomes further dialogue with shareholders as we continue our efforts to structure programs aligned with long-term shareholder value. Feel free to reach out to us directly and we will be available at our annual shareholders' meeting to answer any of your questions.

Sincerely,

Carin S. Knickel, Chair of the Compensation and Human Resources Committee

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Executive Summary

Below we provide an overview of our approach to executive compensation and summaries of 2019 pay decisions and changes to our executive and director compensation programs for 2020. Please refer to the Compensation Discussion and Analysis, starting at page 38 for further details.

COMPENSATION PHILOSOPHY

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executives' compensation at the market median.

COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

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SUMMARY OF KEY ELEMENTS OF EXECUTIVE COMPENSATION

Our executives' "total direct compensation" consists of base salary, an annual short-term incentive cash bonus ("STIP") and long-term equity-based incentives ("LTIP").

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Cash compensation that serves as competitive, stable income; enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, financial, and growth metrics) and individual performance, which motivates executives to achieve our objectives

Long-Term Incentive Plan (LTIP)
  Updated and enhanced in 2020 to provide a mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

79% of our CEO's total target compensation in 2020 and an average of 69% of our other NEOs' actual total direct compensation in 2019 is variable and at-risk.

CEO's Target Total Direct Compensation	Other NEOs' Actual Total Direct Compensation

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PAY OUTCOMES FOR 2019

The table below summarizes the results for Hudbay's 2019 corporate scorecard.  More details can be found in "Components of Hudbay's Executive Compensation Program - Short-Term Incentive Plan (STIP)".

Metric	2019 Score
Operations (40%)
Production (consolidated Cu eq. tonnes in concentrate)	11.7/10
Cost Performance ($/tonne of ore produced)	5.7/10
Safety (Total Recordable Injury Frequency Rate)	7.5/10
CSR	16/10
Financial (30%)
Operating Cash Flow (Actual before change in non-cash working capital)	0/10
NAV per Share Growth	0/10
Access to/Cost of Capital	5/10
Growth (30%)
Projects	10/10
Growth	10/10
Business Improvement	15/10
Total Score	81 / 100

Long-Term Incentive Plan Design

In 2019 and early 2020, the Compensation and Human Resources Committee oversaw a substantial redesign of our long-term incentive program (LTIP) with the objective of enhancing the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals.

For the LTIP award made in February 2020, the Board adopted:

  PSUs which vest after three years and are performance-conditioned based on a mix of relative total shareholder return ("relative TSR"), as to 75% of the grant, and return on invested capital ("ROIC") as to 25% of the grant;
  RSUs, which vest after three years; and
  Options, which vest ratably over three years and remain exercisable for seven years.

These changes are intended to increase the alignment with the shareholder experience and the company's mid- to long-term performance.

CEO COMPENSATION

2019 Compensation

Peter Kukielski was appointed Interim CEO effective July 9, 2019, replacing Alan Hair. While serving as Interim CEO, Mr. Kukielski received a base salary of $77,500 per month and a monthly grant of deferred share units (DSUs) worth $77,500. Our agreement with Mr. Kukielski also provided that if he remained in the interim role until a permanent CEO was hired, he would be entitled to an additional DSU grant worth up to 50% of the value of the DSUs he received while serving as Interim CEO. Mr. Kukielski was announced as President and CEO on January 22, 2020. In accordance with his agreement, on February 20, 2020, the Board authorized an additional DSU grant to Mr. Kukielski with a value of $250,138, representing 50% of the value of the DSUs he otherwise received for serving as Interim CEO.

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2020 Compensation

Mr. Kukielski's compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. His base salary, STIP target and LTIP target are shown in the table below:

Name	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Peter Kukielski	$895,000	120%	$1,969,000	250%	$4,206,500

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Compensation Discussion and Analysis

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Membership and Relevant Experience

The members of the Compensation and Human Resources Committee (the "Committee") are Carin S. Knickel (Chair), Richard Howes, Stephen A. Lang and David S. Smith. Each member is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

  Ms. Knickel, the Chair of the Committee, has served on the compensation committees of Rosetta Resources, Whiting Petroleum and Vermilion Energy.  She has significant resource industry and executive compensation experience, including acting as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. While in this role, Ms. Knickel was the senior management representative assisting and advising ConocoPhillips' Compensation Committee.  She joined ConocoPhillips in 1979 and held various senior operating, planning, and business development positions throughout her career in the U.S. and Europe.
  Mr. Howes recently announced his retirement as President and Chief Executive Officer of Dundee Precious Metals Inc., effective May 7, 2020.  He joined Dundee Precious Metals in 2009 and held senior positions until his appointment as President and Chief Executive Officer in April 2013.
  Mr. Lang was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  He has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations. He has served on the Compensation Committees of Alio Gold Inc., International Tower Hill Mines Ltd. and Centerra Gold Inc.
  Mr. Smith has over 30 years of financial and executive leadership experience including serving as Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry from 2009 to 2014.  He has served on the Compensation Committees of Dominion Diamond Corporation and Nevsun Resources Ltd.

Committee Mandate

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

EXECUTIVE COMPENSATION OVERVIEW

Named Executive Officers

For 2019, our Named Executive Officers, referred to as our NEOs, were:

  Peter Kukielski, Interim President and Chief Executive Officer (Interim CEO);
  Alan Hair, former President and Chief Executive Officer (former CEO);
  Cashel A. Meagher, Senior Vice President and Chief Operating Officer (COO);
  David S. Bryson, Senior Vice President and Chief Financial Officer (CFO);
  Eugene Lei, Senior Vice President, Corporate Development and Strategy; and
  Patrick Donnelly, Vice President and General Counsel.
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Compensation Philosophy

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion & Analysis, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executive's compensation at the market median.

Compensation Comparator Group

The compensation comparator group shown below was approved by the Committee in 2018 for the purpose of determining where our executives were compensated in relation to their peers to facilitate decisions for 2019 target pay levels. Compensation for our Vice Presidents (including Mr. Donnelly, our VP and General Counsel) was determined using industry surveys and internal considerations.

The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies

Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.

Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.
Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

2020 MANAGEMENT INFORMATION CIRCULAR | 39

In 2019, the Committee reviewed the compensation comparator group for the purposes of making decisions for 2020 target pay levels. Detour Gold Corporation and Royal Gold, Inc. were removed from the compensation peer group due to significant management turnover in the case of Detour, and a larger market capitalization and different business model in the case of Royal Gold. Kinross Gold Corporation, Centerra Gold and Pan American Silver were added to the group as peers that fit within our criteria.

Compensation Governance

Committee Activities

Since July 2018, the Committee has undertaken the following activities related to the 2019 and 2020 compensation process:

Executive Compensation Benchmarking Review
  Approved the updated comparator group used to benchmark executive and director compensation
  Oversaw compensation benchmarking for our executives for the purpose of determining 2019 target pay levels
  Reviewed compensation and governance trends specific to the mining industry

Compensation Recommendations
  Made recommendations to the Board with respect to 2019 and 2020 target compensation levels, including the compensation payable to Peter Kukielski as Interim CEO in 2019 and as President and CEO in 2020
  Made recommendations to the Board in respect of the compensation awarded to our named executive officers in respect of 2019 performance
  Approved the compensation awarded to our Vice Presidents in respect of 2019 performance
  Reviewed and made recommendations to the Board in respect of directors' compensation for 2019 and changes to the directors' compensation program that took effect in 2020

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Annual Cash Incentive (STIP)	Reviewed management's recommendations regarding our performance and results under the corporate scorecard for recommendation to the Board
Long-Term Incentives (LTIP)
  Developed a new long-term equity incentive program consistent with industry practice and incorporating a greater emphasis on long-term performance and reward for disciplined capital allocation (see "Components of Hudbay's Executive Compensation Program - Long-Term Incentive Plan (LTIP)").

Compensation Disclosure	Reviewed and recommended for the Board's approval the Statement of Executive Compensation included in this information circular
Leadership and Organizational Effectiveness	Oversaw management's succession planning process for senior leaders and other key employees Oversaw the ongoing implementation of our organizational effectiveness initiatives
Risk Oversight	Reviewed quarterly management updates on risk drivers and mitigation plans related to succession planning, recruitment and retention
In Camera Sessions	The Committee holds in camera sessions without management or its independent compensation consultant present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and the Committee's independent advisor in performing the activities outlined below.

Management

Members of senior management assist the Committee by compiling information to be used in its determinations, including:

  Development of a peer group for compensation benchmarking
  Reporting to the Committee on compensation and succession planning and retention related risks
  Providing feedback on proposed LTIP changes
  Providing an overview of compensation practices of industry peers
  Drafting of proposed corporate scorecards, objectives, and associated targets
  Determining our achievement relative to corporate and individual objectives
  Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation
  Compilation of compensation data for the purposes of disclosure in this information circular
  Succession planning initiatives
  Ongoing implementation of organizational effectiveness initiatives

The Committee also relied on the interim CEO to review the performance of his direct reports and make recommendations to the Committee in this regard.

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Independent Advisor

To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, incentive plan design, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2019 included:

  Advice regarding pay comparator group and NEO compensation levels
  Advice regarding director compensation levels
  Information regarding compensation and related governance trends in the mining industry
  Advice on industry practices respecting LTIP programs and assistance preparing proposed changes to our LTIP program
  Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee's recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen's performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for executive compensation related services. Hugessen did not provide any other services in either year.

2019		2018
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$231,690	Nil	$89,835	Nil

The additional work undertaken by Hugessen for the Committee in 2019 related primarily to the redesign of our LTIP program.

Compensation Risk Management

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

Our Audit Committee has been tasked by the Board with overseeing our Enterprise Risk Management program. As part of this program, key risks that could impact us are identified and assessed, and mitigation plans are put in place. Succession planning, recruitment and retention have been identified as key risks and the Compensation and Human Resources Committee receives quarterly updates on the risk drivers and mitigation plans in respect of these risks.

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Clawback Policy

The Board has adopted an executive incentive compensation recoupment policy (a "clawback policy") to further align the interests of management and our shareholders, as follows:

Element	Our Policy
Elements of Compensation	Cash bonus Equity-based long-term incentive awards
Eligible Employees	CEO Senior Vice Presidents
Eligible Timeframe	Financial years commencing on or after January 1, 2015
Triggering Events
  The Board may require repayment of the cash bonus and equity-based incentives granted in a year in the following circumstances:

• A restatement of our financial results due to material non-compliance with any financial reporting requirement under applicable securities laws,

• Eligible employees are determined to have engaged in fraud or intentional misconduct in connection with the restatement, and

• The cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements

Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	CEO: 3x base salary Senior Vice Presidents: 2x base salary Vice Presidents: 1x base salary
Units Counted and Basis of Valuation	Common shares Share units (vested or unvested PSUs and RSUs) Valued based on cost of acquisition or value at time of grant
Timeframe to meet Ownership Requirement	Four years from appointment as an officer Four years from any base salary increase to meet additional requirement Executive is not permitted to sell shares until requirement is met

Equity ownership guidelines also apply to our directors, as described under "Director Compensation" below.

Our current NEOs' progress in meeting our share ownership guidelines as at March 13, 2020 is shown in the following table:

2020 MANAGEMENT INFORMATION CIRCULAR | 43

Name	Share Ownership Guideline (as multiple of base salary)	Equity Ownership Requirement ($)	Total Equity Ownership(1)		Value of Equity Ownership as a Percentage of Requirement
			Share Units ($)	Hudbay Shares ($)
Peter Kukielski	3x	2,685,000	2,193,303	285,191	92%
Cashel A. Meagher	2x	1,193,000	2,563,335	628,929	268%
Eugene Lei	2x	929,000	1,623,600	797,110	261%
Patrick Donnelly	1x	432,900	1,131,288	437,955	362%

1. Includes the grant date value of share units held and the acquisition value of Hudbay Shares held. In the case of Mr. Kukielski, the totals under "Share Units" include deferred share units held, other than the $250,138 of additional deferred share units that Mr. Kukielski will be granted for having served as interim CEO until the appointment of a permanent CEO, as described under "CEO Compensation" above.

2. Mr. Bryson retired effective March 31, 2020 and has not been included in this table.

COMPONENTS OF HUDBAY'S EXECUTIVE COMPENSATION PROGRAM

Summary of Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Annual cash compensation that serves as competitive, stable income and enables attraction and retention
Retirement Benefits	Pension plan that rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, financial, and growth metrics) and individual performance, which motivates executives to achieve our annual objectives

Long-Term Incentive Plan (LTIP)
  Updated and enhanced in 2020 to provide a mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

Other
Employee Share Purchase Plan
  Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay
  Motivates, attracts and encourages retention of executives and other employees, and aligns their interests with those of our shareholders

Perquisites and Other Benefits
  May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay's request
  Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention
  Do not represent a material portion of overall compensation

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Base Salary

The Committee believes that our executives' base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives' base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs' base salaries at the median of the comparator group.

In February 2020, the Board approved a 2.5% increase in base salary for our non-CEO NEOs, in line with the increase provided to the broader employee base.

Executive	2019 Base Salary	2020 Base Salary
Peter Kukielski	N/A1	$895,000
Cashel Meagher	$581,950	$596,500
David Bryson	$504,700	$517,300
Eugene Lei	$453,200	$464,500
Patrick Donnelly	$422,300	$432,900

1. From his appointment as Interim CEO to the end of 2019, Mr. Kukielski received a monthly salary of $77,500, plus a monthly DSU grant worth $77,500.

Short-Term Incentive Plan (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. Our non-CEO NEOs' annual STIP award is based 60% on corporate performance and 40% on individual performance, which is assessed each year by the Committee, in consultation with the CEO. A summary of our non-CEO NEOs' individual performance assessments can be found in "2019 Compensation Decisions - Compensation for our Non-CEO NEOs".

As interim CEO, Mr. Kukielski received fixed cash and equity compensation and was not entitled to an STIP award in respect of 2019. See "CEO Compensation - 2019 Compensation".

2019 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives as they carry out Hudbay's strategy over the course of the year. Performance is monitored throughout the year and, at year-end, the Committee assesses the company's performance against each scorecard objective and considers all relevant factors, both positive and negative.  Among the performance factors that were most relevant were our strong production and safety performance along with exploration success in Manitoba, which justified our decision to refurbish the New Britannia mill, and strong community relations in Peru, which ultimately resulted in an agreement to acquire surface rights at our Pampacancha deposit.  The difficult metals market persisted throughout most of 2019, which negatively impacted our cash flow generation.  This, along with the adverse court decision revoking Rosemont's key permit, had a negative impact on our share price.

The 2019 Corporate Scorecard and the key factors that influenced the scores in each performance category are set forth below.

2020 MANAGEMENT INFORMATION CIRCULAR | 45

Metric	Performance Measures / Objectives	2019 Results & Commentary	2019 Score
Operations (40%)
Production (consolidated Cu eq. tonnes in concentrate)	0% 50% 100% 200% <194kt 194kt 217kt 234kt	219.7kt	11.7/10
Cost Performance ($/tonne of ore produced)	0% 50% 100% 200% Peru (weighted 50%) > $9.70 $9.70 $8.81 $7.90 Manitoba (weighted 50%) >$135 $135 $123.86 $115	Peru: $9.50 Manitoba: $134.44	5.7/10
Safety (Total Recordable Injury Frequency Rate)	3-year average -10%: 200% Improvement over 3-year average: 100% 3-year average +10% or fatality: 0%	Peru: 50%* Manitoba:100% *The Committee used its discretion to award a threshold (50%) score for Peru's safety performance	7.5/10
CSR
  Maintain social license at operations in Manitoba and Peru (no extraordinary incidents in Peru)
  Maintain ISO 14001/OHSAS 18001 certifications at operations
  No Level 3 environmental incidents
  Manage Flin Flon closure and related community issues
  Manage Guatemala litigation
		Strong shareholder relations in Manitoba in face of pending Flin Flon closure No interruption to production in Peru due to blockades or work stoppages	16/10
Financial (30%)
Operating Cash Flow (Actual before change in non-cash working capital)	0% 50% 100% 200% $331m $331m $441m $551m	$298m	0/10
NAV per Share Growth	11% accretion: 200% 8% accretion: 100% 5% accretion: 50% <5% accretion: 0%	Failed to meet 5% threshold	0/10
Access to/Cost of Capital	Confirm Rosemont Korean JV partner participation or complete sale process Final Rosemont financing plan in place at Board sanctioning of project Arrange project level debt financing for Rosemont	Acquired Korean JV interest No external financing required following loss of Rosemont permit	5/10
Growth (30%)
Projects
  Secure surface rights to Pampacancha and commence production
  New Lalor 43-101 containing increased Au and Cu/Au reserves and advance detailed mining/processing plan
  Secure remaining Rosemont permit and commence early works
  Rosemont project optimization prior to JV launch
  Defend Rosemont litigation
  New Britannia feasibility study
		Pampacancha surface rights acquired in February 2020 New Lalor 43-101 and positive feasibility study completed Suspension of key Rosemont permit following court decision	10/10

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Metric	Performance Measures / Objectives	2019 Results & Commentary	2019 Score
Growth
  Renewal and advancement of project pipeline: assess and execute when appropriate
  Execution of exploration plan; permits / land access / exploration
  Commence advanced exploration at Ann Mason
  Snow Lake reserve / resource expansion (upgrade regional deposits and replace Lalor reserves)
  Discovery of a new deposit or significant new mineralized zone
		1901 deposit discovery (first discovery in Manitoba since 2007) New resources and reserves delineated at Lalor, extending mine life Consolidation of Mason land package	10/10
Business Improvement
  Optimize recovery and throughput at Stall mill
  Manage dissident shareholders matters
  Integrated HRIS and payroll system implementation
  Ongoing Constancia optimization / recovery improvements
  Peru anti-fatigue monitoring
  Increase autonomous mining

		Stall through put increased from 3,200 to 3,800tpd Increase in Constancia recoveries from 80% to 86% Anti-fatigue systems implemented and autonomous mining targets met	15/10
Total Score			81/100

Long-Term Incentive Plan (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs' overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

Practice Before 2020

In previous years, our LTIP awards were granted in the form of time-vested restricted share units ("RSUs") under our Long-Term Equity Plan (a summary of which is included as Schedule "B" to this circular). Target awards were denominated as a percentage of base salary and the grant size for each recipient was increased or decreased based on the corporate and individual performance score that was used to determine STIP awards and, starting in 2018, a modifier based on our relative total shareholder return ("TSR").

LTIP Design for 2020

Over the course of 2019, the Committee oversaw a review of our LTIP design with the objective of enhancing the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. At the Committee's recommendation, the Board adopted changes to our LTIP design that resulted in a mix of equity incentives for our NEOs involving performance share units ("PSUs"), RSUs and share options ("options").

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For the grant made to our NEOs in February 2020, the percentage of the overall grant allocated to each of these LTIP vehicles was as follows:

LTIP awards are granted at a target value, being a percentage of base salary determined by the Board. The award is then multiplied by the percentage of the overall LTIP grant allocated to PSUs, RSUs, and options, then divided by (in the case of PSUs and RSUs) the share price at the time of grant, or (in the case of options) the price of an option at the time of grant (as determined by the Committee using a Black-Scholes valuation methodology). An example of how the target LTIP grant applies to Mr. Kukielski's 2020 award is as follows:

Performance Share Units

PSUs are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. PSUs will vest at the end of three years. The units are subject to performance and vesting conditions such that all units will be forfeited if a threshold level of performance is not met. Conversely, additional units will be granted (to a maximum of 200% of the initial grant) if performance over the three-year vesting period is above the target. The performance conditions are based (as to 75% of the PSUs) on total shareholder return compared to a peer group (Relative TSR) and (as to 25%) return on invested capital (ROIC). The Committee believes that the use of Relative TSR and ROIC in the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group consists of the following base metals mining issuers:

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The Relative TSR multiplier will be calculated over the performance period with reference to both the annual Relative TSR and a three-year cumulative Relative TSR, on a combined basis as follows:

  10% annual Relative TSR for year 1 of the Performance Period
  10% annual Relative TSR for year 2 of the Performance Period
  10% annual Relative TSR for year 3 of the Performance Period
  70% three-year cumulative Relative TSR for the Performance Period

The calculation of the Hudbay TSR and the peer group TSR will include the appreciation of the price of the respective shares along with payments of dividends and other returns of value.

The Relative TSR Multiplier for a specific period is calculated as follows, linearly interpolated for performance between the specified levels:

Return on Invested Capital (ROIC) Multiplier (25% of PSUs)

ROIC is determined by way of a single three-year average, calculated as follows:

ROIC =	Σ (3 years of Adjusted NOPAT)	/ 3
13-quarter average Invested Capital

Where "Adjusted NOPAT" is equal to:

      Net Income (loss) for the year

Add: tax expense, less cash taxes paid

Add: net finance expense

Add: exploration expense

Adjust for: impairment losses/reversals (in the discretion of the Committee)

Adjust for: other gains/losses and non-recurring items (in the discretion of the Committee)

and "Invested Capital" is equal to:

      Property, plant & equipment

Add: goodwill on depreciable assets

Subtract: exploration and evaluation assets

Subtract: capital works in progress

Add: current assets

Subtract: current liabilities

Subtract: cash and short-term investments

2020 MANAGEMENT INFORMATION CIRCULAR | 49

The ROIC Multiplier for a specific period shall be calculated as follows:

The ROIC Multiplier will be linearly interpolated for amounts between (a) 5% and 6.5%, and (b) 6.5% and 10%. Targets were set with reference to current and past performance and a view to improve return on invested capital. The targets will be reviewed each year.

Restricted Share Units

Restricted Share Units are the same as those granted in previous years but are now sized without any performance qualifiers. Like PSUs, the RSUs are notional units linked to the value of Hudbay shares and will vest at the end of three years.

Options

Share options were re-introduced at Hudbay for the grant made in early 2020. Options were the sole LTIP vehicle employed at Hudbay from 2004 until they were discontinued in 2009. The Committee's market review indicated that options remain widely used as a minority component in an LTIP program, both among our mining peers and among TSX60 issuers. The Committee believes re-introducing stock options as a balanced component of the LTIP mix will support the attraction and retention of members of the executive and broader management team.

The options will vest in equal installments over three years and will remain exercisable for seven years.

The PSUs and RSUs granted in early 2020 were granted under Hudbay's Long-Term Equity Plan and the options were granted under our Share Option Plan. Summaries of these plans are included at Schedule "B".

Other Compensation and Perquisites

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. For details on our retirement plans, see "Description of Pension Plans".

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (ESPP) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant's contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

50 | 2020 HUDBAY MINERALS INC.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay's request.

CEO COMPENSATION

2019 Compensation

Peter Kukielski was appointed Interim CEO effective July 9, 2019, replacing Alan Hair. While serving as Interim CEO, Mr. Kukielski received a base salary of $77,500 per month and a monthly grant of deferred share units (DSUs) worth $77,500. Our agreement with Mr. Kukielski also provided that if he remained in the interim role until a permanent CEO was hired, he would be entitled to an additional DSU grant worth up to 50% of the value of the DSUs he received while serving as Interim CEO. Mr. Kukielski was announced as President and CEO on January 22, 2020. In accordance with his agreement, on February 20, 2020, the Board authorized an additional DSU grant to Mr. Kukielski with a value of $250,138, representing 50% of the value of the DSUs he otherwise received for serving as Interim CEO.

2020 Compensation

Name	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Peter Kukielski	$895,000	120%	$1,969,000	250%	$4,206,500

Mr. Kukielski's compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. His base salary, STIP target and LTIP target are shown in the table below:

COMPENSATION OF NON-CEO NEOs

2019 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Meagher, Bryson, Lei, and Donnelly for 2019.

Name	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Cashel A. Meagher	581,950	90%	1,105,705	170%	2,095,020
David S. Bryson	504,700	90%	958,930	160%	1,766,450
Eugene Lei	453,200	80%	815,760	130%	1,404,920
Patrick Donnelly	422,300	70%	717,910	120%	1,224,670

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Determination of 2019 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 40% of their overall annual performance score. In determining individual performance scores, the Committee considers recommendations made by the CEO with reference to key elements of their performance within their respective areas of responsibility.

The table below shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
Cashel A. Meagher	120/100
  In Manitoba, oversaw team responsible for 1901 discovery, Lalor ramp-up to 4,500tpd, New Britannia project AFE, record throughput at Stall mill and increase in reserves and resources in Snow Lake.
  In Peru, oversaw very strong production and community relations in a difficult political environment; improvement in Constancia recoveries and plant availability of 96%.
  Facilitated improvement initiatives including increased use of autonomous mining equipment and anti-fatigue monitoring.
  Led an operating safety culture that resulted in a very strong safety record at all operations.

David S. Bryson	100/100
  Oversaw the continued implementation of the CFO transition plan, including the successful role design and onboarding of the new VP Finance position and the transition of Treasury and Investor Relations accountabilities to Eugene Lei.
  Acted as a key member of the team that responded to shareholder activism, resulting in positive shareholder support and a negotiated settlement.
  Ensured the smooth transition of accountability for the HRIS/Payroll project to the VP, Finance following prior executive's departure.
  Postponed retirement plans to accommodate the resignation of the prior CEO and diligently supported the interim CEO and the Board during the transitional period.

Eugene Lei	125/100
  Led process to review and refresh company strategy in late 2019 with Board, management and external advisors.
  Reviewed a number of potential acquisition opportunities, and led Mason Valley acquisition.
  Completed acquisition of Rosemont JV partner's minority interest and initiated Rosemont minority partner process.
  Took on responsibility for investor relations, treasury, financial planning and analysis and tax functions.

Patrick Donnelly	125/100
  Facilitated onboarding and integration of new directors following proxy contest, along with new Board Chair and interim CEO.
  Took on responsibility for human resources, organizational effectiveness and employee communications.
  Completed anti-harassment and bullying training across the organization.

52 | 2020 HUDBAY MINERALS INC.

2019 STIP Awards

The non-CEO NEOs' STIP award is based 60% on the corporate performance score and 40% on individual performance. The following table shows the actual STIP awarded to Messrs. Meagher, Bryson, Lei and Donnelly with respect to their 2019 performance.

Name	2019 Base Salary	2019 Target STIP		Annual Performance Score		Weighted Average Performance Score	2019 STIP Award
		% of Base Salary	Target STIP $	Corporate Performance Score (60%)	Individual Performance Score (40%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Cashel A. Meagher	$581,950	90%	$523,755	81%	120%	96.6%	$505,947
David S. Bryson	$504,700	90%	$454,230	81%	100%	88.6%	$402,448
Eugene Lei	$453,200	80%	$362,560	81%	125%	98.6%	$357,484
Patrick Donnelly	$422,300	70%	$295,610	81%	125%	98.6%	$291,471

LTIP Grants made in early 2020

As described above under "Long-Term Incentive Plan - Practice Before 2020", previous LTIP awards were granted in the form of RSUs and the target value of grants was adjusted upwards or downwards based in part on the same corporate and individual performance score that was used to determine STIP awards. Like STIP awards, the LTIP grant made in February of a particular year was considered compensation in respect of the previous year. Following the changes to our LTIP design in early 2020, the awards are granted at their target value and the ultimate value to be realized from the awards is based entirely on performance starting in the year in which they are granted. As a result, while the LTIP grant made in February 2019 was considered compensation in respect of 2018 performance, the LTIP grant made in February 2020 may be considered 2020 compensation.

For purposes of this Compensation Discussion and Analysis, we are presenting the STIP grant the executives received in February 2020 (which is compensation in respect of 2019) alongside the LTIP granted in February 2020 in order to provide an accurate view of the overall compensation received by our senior executives.

2020 MANAGEMENT INFORMATION CIRCULAR | 53

Name	2020 Base Salary	Target LTIP		Amount of Target Allocated to PSUs	Amount of Target Allocated to RSUs	Amount of Target Allocated to Options	# PSUs Granted	# RSUs Granted	# Options Granted
		% of Base Salary	Target LTIP $
	[A]	[B]	[C]=[A]x[B]
Casher A. Meagher	$596,499	170%	$1,014,048	$507,024	$253,512	$253,512	127,393	63,697	125,501
David S. Bryson	$517,318	160%	$827,709	$413,854	$206,927	$206,927	103,984	51,992	104,439
Eugene Lei	$464,530	130%	$603,889	$301,945	$150,972	$150,972	75,865	37,933	74,739
Patrick Donnelly	$432,858	120%	$519,430	$259,715	$129,857	$129,857	62,255	32,627	64,284

1. The unit price for RSUs and PSUs was $3.98. This was based on the five-day volume weighted average price up to and including Feb 25.

2. The unit price for options was $2.02 using a Black-Scholes valuation methodology.

2019 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Meagher, Bryson, Lei, and Donnelly for 2019.

Name	2019 Base Salary	Actual STIP ($)	Total Cash Compensation	LTIP ($)	Total Direct Compensation
Cashel A. Meagher	$581,950	$505,947	$1,087,897	$1,014,048	$2,101,945
David S. Bryson	$504,700	$402,448	$907,148	$827,709	$1,734,857
Eugene Lei	$453,200	$357,484	$810,684	$603,889	$1,414,573
Patrick Donnelly	$422,300	$291,471	$713,771	$519,430	$1,233,201

Compensation Changes for 2020

For 2020, the Board approved a 2.5% increase in base salary for Messrs. Meagher, Bryson, Lei and Donnelly, in line with increases provided to the broader employee base, with no change to target STIP or LTIP.

54 | 2020 HUDBAY MINERALS INC.

PERFORMANCE GRAPHS

Shareholder Experience

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2014 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Capstone Mining, Copper Mountain, First Quantum, Freeport McMoRan, Imperial Metals, Lundin Mining, Oz Minerals, Taseko Mines, Teck Resources, Trevali Mining and Turquoise Hill.

The trend shown in this graph is generally consistent with the realized and realizable compensation of our executive officers over the same period, recognizing the change to the CEO role that occurred in 2019. All of our NEOs other than Mr. Kukielski were employed by the company throughout the five-year period and the value of their LTIP awards is directly linked to the price of our shares. In addition, in 2016 and 2017, we achieved positive total shareholder returns and our executives' corporate score used to determine STIP and LTIP awards were 140% and 104%, respectively. In 2018 and 2019 we had negative total shareholder return and our corporate score for those years was below target - 93.5% and 81% respectively.

2020 MANAGEMENT INFORMATION CIRCULAR | 55

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows the compensation received in or in respect of the financial years ended December 31, 2019, 2018 and 2017 by each of the NEOs. In the annual incentive plan column of our Summary Compensation Table, the awards disclosed for 2019, 2018 and 2017 are the amounts approved by the Board and awarded in early 2020, 2019 and 2018, respectively, in respect of the prior year's performance.

As described above under "Compensation of our Non-CEO NEOs - LTIP Grants Made in Early 2020", the awards in the "Share-based awards" column for 2018 and 2017 were granted in the form of RSUs and the target value of grants was adjusted upwards or downwards based in part on the same corporate and individual performance score that was used to determine STIP awards. Like STIP awards, the LTIP grants made in February 2019 and February 2018 were considered compensation in respect of 2018 and 2017, respectively. Following the changes to our LTIP design in early 2020, the awards in the columns "Share-based awards" and "Option awards" for 2019 were granted in February 2020. These awards were granted at their target value and the ultimate value to be realized from the awards is based entirely on performance starting in 2020. As a result, the LTIP grant made in February 2020 may be considered 2020 compensation but it is included for purposes of this Summary Compensation Table as 2019 compensation in order to provide a view of the overall compensation received by our senior executives.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value(1) ($)	All other compensation(2) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Peter Kukielski Interim President and CEO	2019 2018 2017	444,135 - -	1,678,125 - -	559,375 - -	- - -	- - -	- - -	578,010 - -	3,259,645 - -
Alan Hair Former President and CEO(3)	2019 2018 2017	457,492 820,000 750,000	- 1,763,410 1,965,600	- - -	- 920,040 780,000	- - -	130,110 430,366 599,156	131,464 84,262 71,628	719,066 4,018,078 4,166,384
Cashel A. Meagher Senior Vice President and COO	2019 2018 2017	581,950 565,000 510,000	760,536 919,890 877,363	253,512 - -	505,947 529,349 417,792	- - -	175,840 279,154 271,400	54,752 54,642 48,208	2,332,537 2,348,035 2,124,763
David S. Bryson Senior Vice President and CFO	2019 2018 2017	504,700 490,000 480,000	620,782 722,001 829,409	206,927 - -	402,448 441,441 383,040	- - -	148,840 118,465 183,896	52,968 54,038 52,770	1,936,665 1,825,945 1,929,115
Eugene Lei Senior Vice President, Corporate Development and Strategy	2019 2018 2017	453,200 440,000 425,000	452,917 547,816 619,181	150,927 - -	357,484 366,432 322,490	- - -	153,160 143,843 357,816	58,119 44,920 59,084	1,625,807 1,543,011 1,783,571
Patrick Donnelly Vice President and General Counsel	2019 2018 2017	422,300 410,000 350,000	389,572 453,093 286,474	129,857 - -	291,471 287,287 182,700	- - -	125,800 262,412 175,683	39,657 39,242 34,467	1,398,657 1,452,034 1,029,324

1. Mr. Kukielski was not entitled to a pension while serving as Interim CEO in 2019.

2. None of the other NEOs, other than Mr. Kukielski, received perquisites that in the aggregate amounted to greater than $50,000. Mr. Kukielski and his spouse enjoyed the following perquisites during 2019 while Mr. Kukielski was serving as Interim CEO, which totalled C$73,850.18: life and long-term disability insurance, furnished accommodation and hotels in Toronto and return travel to and from their former home in Vancouver. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs as well as, in the case of Mr. Kukielski, the DSU compensation he received in his capacity as an independent director and interim CEO up to December 31, 2019.

3. Mr. Hair resigned as President and Chief Executive Officer on July 9, 2019.

56 | 2020 HUDBAY MINERALS INC.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2019.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(1)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Peter Kukielski	-	-	-	-	-	-	0	0	504,160
Alan Hair	-	-	-	-	-	-	0	0	0
Cashel A. Meagher	-	-	-	-	-	-	187,672	1,009,677	405,788
David S. Bryson	-	-	-	-	-	-	160,927	865,788	405,788
Eugene Lei	-	-	-	-	-	-	121,122	651,638	128,102
Patrick Donnelly	-	-	-	-	-	-	78,338	421,459	140,546

1. Excludes the share units that vested on December 31, 2019.

2. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $5.38 on December 31, 2019.

3. Represents the share units that vested on December 31, 2019 and, in the case of Mr. Kukielski, the DSUs he was granted in his capacity as a director and interim CEO.

No Options Exercised in 2019

None of our NEOs held options as at December 31, 2019.

Incentive Plan Awards Vested or Earned in 2019

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2019.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year(2)($)
Peter Kukielski	-	504,160	-
Alan Hair	-	-	-
Cashel A. Meagher	-	405,788	505,947
David S. Bryson	-	405,788	402,448
Eugene Lei	-	128,102	357,484
Patrick Donnelly	-	140,546	291,471

1. Represents the share units that vested on December 31, 2019, and in the case of Mr. Kukielski, the DSUs he was granted in his capacity as a director and interim CEO.

2. Represents the annual short term incentive bonus awarded in respect to 2019.

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Pension Plan Benefits: Defined Benefit Plan

Name	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Peter Kukielski(1)	-	-	-	-	-	-	-
Alan Hair	14.5	$231,369(2)	N/A	$3,466,371	$119,835	$(239,907)	$4,856,562(3)
Cashel A. Meagher	11.1	$117,981	$308,702	$1,736,809	$151,531	$462,993	$2,351,333
David S. Bryson	11.3	$106,872	$238,105	$1,562,959	$127,757	$379,342	$2,070,058
Eugene Lei	7.3	$60,803	$257,188	$866,032	$118,050	$281,981	$1,266,063
Patrick Donnelly	11.1	$82,910	$211,949	$1,241,660	$108,257	$319,633	$1,669,550

1. Mr. Kukielski did not participate in any Pension Plan in 2019.

2. Represents Mr. Hair's annual pension payable after age 65 from the SRIP and DB Supplemental Plan, reflecting his resignation in 2019 and conversion of DC Supplemental plan entitlement.

3. For Mr. Hair, the accrued obligation at December 31, 2019 reflects his resignation in 2019, including the form of pension elected by Mr. Hair for his SRIP, DB Supplemental Plan and DC Supplemental Plan entitlement.

Defined Contribution Plan - Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Kukielski(2)	-	-	-
Alan Hair	$1,491,889	$0	$0(3)
Cashel A. Meagher	-	-	-
David S. Bryson	-	-	-
Eugene Lei	$50,466	$12,190	$63,707
Patrick Donnelly	-	-	-

1. NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan. See "Summary of Elements of Executive Compensation - Retirement Benefits."

2. Mr. Kukielski did not participate in any Pension Plan in 2019.

3. For Mr. Hair, the accumulated account balance following his retirement was $1,510,263. Since Mr. Hair elected to convert his DC Supplemental Plan accumulated value to a monthly pension, the accumulated value at retirement was transferred to the DB Supplemental Plan.

RETIREMENT BENEFITS - DESCRIPTION OF PENSION PLANS

All of our NEOs other than Mr. Kukielski participate in our defined benefit pension plan, which was closed to new participants in 2015. The defined benefit plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member's retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member's credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member's earnings, or $19,641 for 2019.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

58 | 2020 HUDBAY MINERALS INC.

Since his appointment as President and CEO in January 2020, Mr. Kukielski participates in our Money Purchase Plan (MPP), a defined contribution pension plan. Under the MPP, he receives an annual employer contribution equal to 12% of his base salary. The MPP does not permit employee contributions by executives. When the statutory annual maximum contribution is reached, the balance of the employer contribution is credited to a notional account that is indexed to actual fund performance and secured by a letter of credit.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employment Agreements

Each of our current NEOs is party to an employment agreement with our Company. The NEOs' employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive and pension plans. The tables below summarize the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as "good reason", including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any material reduction in the NEO's base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate. Under the NEOs' employment agreements, a termination without cause following a change of control is not treated differently than a termination without cause in other circumstances.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. In addition, Mr. Kukielski is subject to a non-compete provision, which requires that, for six months following his voluntary or involuntary departure from the company, he will not serve as an officer, employee, contractor or service provider to a competitor in the jurisdictions where the company carries on business.

Termination Entitlements: Peter Kukielski

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Base salary	24 months' base salary

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Lump sum payment (STIP)

An amount equal to: (a) 2 times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date, but only if he has been employed by the company for such two year period; (b) the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date, if the date of termination occurs between January 1, 2021 and December 31, 2021, or (c) nil, if the termination date is prior to December 31, 2020.

Pension and benefit plans	Entitled to continue to receive benefits for 24 months (except for those in respect of which the applicable plans do not permit ongoing participation following the termination of employment).
Vesting of equity awards	All unvested RSUs, PSUs and options will vest on a prorated basis to the termination date and any remaining unvested options will be cancelled.

Termination Entitlements: Cashel Meagher, David Bryson, Eugene Lei and Patrick Donnelly

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Lump sum payment (base salary)	An amount equal to 24 months' base salary
Lump sum payment (STIP)	An amount equal to 2 times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date
Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during the 24 month period
Vesting of equity awards	All unvested RSUs, PSUs and options shall become immediately vested

Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs as at December 31, 2019 assuming termination without cause on that date:

Name	Pro-rated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)	Total ($)
Peter Kukielski(2)	0	0	0	0	0	0
Cashel A. Meagher	523,755	1,163,900	1,035,296	339,533	1,009,677	4,072,161
David S. Bryson	454,230	1,009,400	843,889	326,206	865,788	3,499,513
Eugene Lei	362,560	906,400	723,916	235,322	651,638	2,879,836
Patrick Donnelly	295,610	844,600	578,758	251,401	421,459	2,391,828

1. Represents the market value of the LTIP grants in respect of 2017 and 2018 performance, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $5.38 on December 31, 2019. The LTIP grant in respect of 2016 vested in the normal course on December 31, 2019 and is not included.

2. Mr. Kukielski was not entitled to any severance while he was interim CEO. This table does not include the DSUs Mr. Kukielski received for serving as an independent director and interim CEO in 2019. The DSUs were vested at the time of grant and become payable following his departure from the company.

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Double-Trigger Payment on Termination

None of our NEOs are entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for "good reason", as described in more detail under "Employment Agreements" above. Such entitlements will only arise if their employment is terminated.

DIRECTOR COMPENSATION

Our director compensation program compensates non-executive directors (for purposes of this section, "Directors") for the time and effort they are expected to devote to Company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

2019 Director Compensation

The compensation arrangements for our Directors in 2019 included a combination of cash retainers, an equity-based retainer payable in deferred shared units (DSUs) and meeting fees. The amount of such retainers and fees payable in respect of 2019 are described below.

Position	Annual Cash Retainer $	Annual Equity-Based Retainer (1)	Board or Committee Meeting Fee(2)(3) $
Board Chair	167,500	167,500	-
Director (other than Board Chair)	50,000	86,000	1,500
Chair, Audit Committee	40,000	-	1,500
Chair, Compensation Committee	20,000	-	1,500
Chair of the Technical Committee	25,000	-	1,500
Chair of the EHSS Committee	15,000	-	1,500
Chair of the Corp. Gov. and Nominating Committee(4)	10,000	-	1,500
Member, Committee	-	-	1,500

1. Payable in DSUs.

2. Payable for meetings attended in person or via teleconference.

3. Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours were also entitled to a travel fee of $1,500 per meeting. Directors who were required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

4. These fees became payable effective October 11, 2019 when David S. Smith replaced Alan R. Hibben as Chair of the Committee. Previously, the Board Chair served as Chair of the CGN Committee and since 2017, the Chair did not receive extra compensation for serving in this role.

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until after a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. When dividends are paid on our Hudbay Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

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Our Chair's compensation in 2019 was based on a flat retainer of $335,000 (without an entitlement to meeting fees), which was split evenly between cash and DSUs. The Compensation and Human Resources Committee believes that paying the Chair meeting fees would not adequately account for the significant amount of time he spends on company matters outside of formal board meetings and the flat fee enables him to be compensated for his overall contribution as Chair of the Board.

Changes to Director Compensation in 2020

In 2019, the Committee completed a review of our director compensation policy. The last such review was conducted in 2017. Historically, our director compensation has been positioned near or below the 25th percentile of the peer group (which is the refreshed peer group used for 2020 NEO benchmarking - see "Executive Compensation Overview - Compensation Comparator Group"), with the exception of the Board Chair role, which was set in 2010 and had not been adjusted until 2020.

Effective January 1, 2020, on the Committee's recommendation, the Board adopted changes to our director compensation policy to bring pay levels in line with the median of the peer group and to bring the fee structure in line with typical market practice. Among the changes to director compensation are the following:

  The implementation of a "flat-fee" structure, which eliminates meeting and travel fees
  Increases to the annual cash and equity retainer for directors to bring total compensation in line with the median (based on the assumption each director will serve on two committees);
  A reduction to the Board Chair's cash and equity retainers by a total of $20,000 to bring his total compensation in line with the peer median; and
  A reduction in the Audit Committee Chair retainer and an increase in the Corporate Governance and Nominating Committee Chair retainer to bring them in line with the median.

The revised fees payable to our directors are shown in the table below:

Pay Component	Component	Previous Compensation Policy	2020 Compensation Policy
Director Fees	Annual Cash Retainer	$50,000	$85,000
	Annual Equity Retainer	$86,000	$116,000
Board Chair Fees	Annual Cash Retainer	$167,500	$157,500
	Annual Equity Retainer	$167,500	$157,500
Committee Chair Retainers	Audit	$40,000	$30,000
	Compensation & HR	$20,000	$20,000
	Governance	$10,000	$15,000
	Technical	$25,000	$25,000
	EHSS	$15,000	$15,000
Other	Board / Committee Meetings Fees (Board Chair did not receive Board or Committee meeting fees)	$1,500	Eliminated

	Travel Fees	$1,500	Eliminated

62 | 2020 HUDBAY MINERALS INC.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2019. Messrs. Howes, Kukielski, Smith and Muñiz Quintanilla became directors on May 7, 2019 and Messrs. Holmes, Lenczner and Stowe ceased being directors as of that date. Mr. Lang became a director on October 3, 2019.

Name	Fees earned ($)(2)	Share-based awards ($)(3)	All other compensation ($)(4)	Total ($)
Carol T. Banducci	-	243,544	885	244,429
Igor Gonzales	111,500	86,000	1,175	198,675
Alan R. Hibben	-	307,872	4,948	312,820
W. Warren Holmes	40,679	30,005	2,486	73,170
Richard Howes	-	123,049	41	123,090
Sarah B. Kavanagh	144,223	86,000	1,175	231,398
Carin S. Knickel	-	237,000	2,091	239,091
Stephen A. Lang	31,510	55,510	-	87,020
Alan J. Lenczner	30,945	30,005	1,672	62,622
Daniel Muñiz Quintanilla	95,555	55,995	20	151,570
Colin Osborne	-	228,777	497	229,274
David S. Smith	102,256	55,995	20	158,271
Kenneth G. Stowe	45,668	30,005	1,469	77,142

1. Mr. Kukielski received compensation as an independent director from May 7, 2019 until his appointment as Interim CEO on July 9, 2019. His compensation as an independent director is included in the Summary Compensation Table under "All other compensation". Messrs. Howes, Smith and Muñiz Quintanilla became directors on May 7, 2019 and Messrs. Holmes, Lenczner and Stowe ceased being directors as of that date.  Mr. Lang became a director on October 3, 2019.

2. Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

3. Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

4. Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 29 and September 27, 2019, as well as travel and event fees.

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Value on Pay-Out or Vesting of Incentive Plan Awards

Name(1)	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(2)
Carol T. Banducci	-	243,544
Igor Gonzales	-	86,000
Alan R. Hibben	-	307,872
W. Warren Holmes	-	30,005
Richard Howes	-	123,049
Sarah B. Kavanagh	-	86,000
Carin S. Knickel	-	237,000
Stephen A. Lang	-	55,510
Alan J. Lenczner	-	30,005
Daniel Muñiz Quintanilla	-	55,995
Colin Osborne	-	228,777
David S. Smith	-	55,995
Kenneth G. Stowe	-	30,005

1. Mr. Kukielski received compensation as an independent director from May 7, 2019 until his appointment as Interim CEO on July 9, 2019. His compensation as an independent director is included in the Summary Compensation Table under "All other compensation".

2. Represents the amount of DSUs granted to each director in respect of 2019 pursuant to our Directors' DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

64 | 2020 HUDBAY MINERALS INC.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2019.

Name(1)	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($) (1)
Carol T. Banducci	-	-	-	-	-	-	-	-	429,563
Igor Gonzales	-	-	-	-	-	-	-	-	381,231
Alan R. Hibben	-	-	-	-	-	-	-	-	1,544,723
W. Warren Holmes	-	-	-	-	-	-	-	-	n/a
Richard Howes	-	-	-	-	-	-	-	-	133,254
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	381,231
Carin S. Knickel	-	-	-	-	-	-	-	-	743,224
Stephen A. Lang	-	-	-	-	-	-	-	-	61,072
Alan J. Lenczner	-	-	-	-	-	-	-	-	460,258
Daniel Muñiz Quintanilla	-	-	-	-	-	-	-	-	60,375
Colin Osborne	-	-	-	-	-	-	-	-	317,350
David S. Smith	-	-	-	-	-	-	-	-	60,375
Kenneth G. Stowe	-	-	-	-	-	-	-	-	n/a

1. Mr. Kukielski received compensation as an independent director from May 7, 2019 until his appointment as Interim CEO on July 9, 2019. His compensation as an independent director is included in the Summary Compensation Table under "All other compensation".

2. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $5.38 on December 31, 2019.

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EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase. The Directors' progress in meeting our equity ownership guidelines as at March 13, 2020 is shown in the following table:

Name	Value of Equity Required ($)	Total Equity Ownership(1)($)	In Compliance with Guidelines?
Carol T. Banducci	603,000	538,005	Yes
Igor Gonzales	603,000	500,793	Yes
Richard Howes	603,000	123,090	Yes
Sarah B. Kavanagh	603,000	500,793	Yes
Carin S. Knickel	603,000	1,065,386	Yes
Stephen A. Lang	945,000	139,123	Yes
Colin Osborne	603,000	535,088	Yes
Daniel Muñiz Quintanilla	603,000	741,534	Yes
David S. Smith	603,000	160,186	Yes

1. Includes the grant date value of DSUs held and the acquisition value of common shares held.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	1,607,602	-	14,770,825
Equity compensation plans not approved by securityholders	-	-	-
Total	1,607,602	-	14,770,825

1. Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

2. Assumes that all of the outstanding shares units under our LTEP will be settled by the issuance of Hudbay Shares.

3. As at December 31, 2019, there were no outstanding options under our Share Option Plan.

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The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2019	2018	2017
Share Option Plan	0%	0%	0%
LTEP	0.41%	0.39%	0.41%

1. The annual burn rate is calculated according to Section 613(d) of the TSX Company Manual as follows:

   Number of Securities Granted under the Arrangement in the applicable Fiscal Year
Weighted Average Number of Securities Outstanding for the Applicable Fiscal Year

If all of the 1,607,602 outstanding share units under our LTEP as at December 31, 2019 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 0.6% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2016; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2019 or as at the date hereof.  Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, except pursuant to the Waterton Agreement, no "informed person", any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2019, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. "Informed Person" means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act.  The annual premium for such insurance is US$2,083,000. The policy provides an annual aggregate coverage limit of US$80 million in the policy year.

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In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

• the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

• in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual's conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director's capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$5 million.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators.  These reports and information are available to the public free of charge on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Financial information is provided in our audited comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2019, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

Stephen A. Lang, Chair April 14, 2020

68 | 2020 HUDBAY MINERALS INC.

SCHEDULE "A"

HUDBAY MINERALS INC.
(the "Company")
CORPORATE GOVERNANCE
GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

Guidelines

Board of Directors' Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The responsibility of the Board of Directors is to provide direction and oversight.  The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management.  The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors' Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors.  In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

  relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory, judgment and character,
  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors' skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors.  If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes "withheld" than votes "for" his or her election, the director must immediately tender his or her resignation to the Chair of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors.  The Corporate Governance and Nominating Committee will expeditiously consider the director's offer to resign and make a recommendation to the Board of Directors whether to accept that offer.  The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director's resignation and announce that decision by way of a news release.  Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation.  This process applies only in circumstances involving an "uncontested" election of directors - where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting.  If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director.  Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

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Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board.  Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.  Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

  Conduct an annual self-evaluation; and
  Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

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Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication).  The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee's Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members.  Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics.

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Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating  Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company's senior management at any time to discuss any aspect of the Company's business.  The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees  are confidential.  Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company's shareholders.  As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company's shareholders.

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SCHEDULE "1"

HUDBAY MINERALS INC.
(the "Company")
BOARD OF DIRECTORS CHARTER

The Board of Directors is elected by the Company's shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

• Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company's long term strategic plans and the principal issues that the Company expects to face in the future.

• Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

• Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

• Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

• Assess the performance of the Company's senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.

• Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

• Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business.  A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee's actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

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APPENDIX "A"

HUDBAY MINERALS INC.
(the "Company")
CATEGORICAL STANDARDS FOR
DETERMINING INDEPENDENCE
              OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1. A director's interests and relationships arising solely from his or her (or any immediate family members'1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2. Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

• Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the "Company Group") or is actively involved in the day-to-day management of the Company;

• Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

• Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company's internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company's audit;

• Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1. A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director's home.

2. A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An "Affiliate" of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3. Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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• Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

• Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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SCHEDULE "B"

HUDBAY MINERALS INC.
(the "Company")
LONG-TERM EQUITY PLAN ("LTEP")

Long-Term Equity Plan ("LTEP")

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP. For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the "Market Price") is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

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Provision	Description
Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:

(a) amendments of a housekeeping nature;

(b) an addition or a change to the vesting provisions of the LTEP;

(c) a change to the termination provisions of a share unit or the LTEP;

(d) amendments to reflect changes to applicable securities laws; and

(e) amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant's account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SHARE OPTION PLAN SUMMARY

The table below provides a summary of the principal terms of our Share Option Plan. For additional detail, please refer to the full text of the plan, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Provision	Description
Term/ Vesting

The Board shall receive recommendations of management and shall determine those Eligible Persons to whom Options should be granted, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.

In the event the Board makes no specific determination as to the terms of an option, the default terms are as follows:

  Options shall expire after a period of five years.

  1/3 of the Option grant shall vest after one year; 1/3 of the Option grant shall vest after two years; and 1/3 after three years if the expiration date for an Option falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period.

Market Price

The Option Plan provides that the exercise price of an Option shall not be less than the Market Price, which price is defined as the closing price of the common shares on the last trading date prior to the date on which the Option grant is approved by the Board; provided that if such Board approval occurs during a Blackout Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires.

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Cashless Exercise

The Company may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

Insider Participation Limit

The Option Plan limits insider participation such that the maximum number of shares (i) issuable at any time and (ii) issued within any one-year period, to insiders under the Option Plan and any other security based compensation arrangement is 10% of the total number of common shares then issued and outstanding.

Termination and Retirement

The Option Plan provides that, in the event a participant is (i) terminated without cause, any vested Options granted to such participant will cease to be exercisable within a period of 60 days after the termination date or such longer period as determined by the Board (and the Board has the discretion to allow unvested Options to vest on the termination date or in accordance with any vesting schedule); and (ii) terminated for cause, each Option will cease to be exercisable immediately upon the termination date.

The Option Plan is silent with respect to which of the above provisions applies in the event of Resignation.

The Option Plan provides that, in the event of Retirement, the Options shall continue to vest and be exercisable in the normal course during the term of the Option.

Change of Control

If the Board determines a change of control is imminent, the company may give written notice to all Option holders advising them that, within 30 days of receiving such notice, each holder must advise the Board whether it desires to exercise its Options (including those that have not yet vested) prior to the closing of the change of control transaction. If the holder fails to notify the Board of its intent to exercise within such 30 day period, all rights of the holder will terminate so long as the proposed transaction is completed within 180 days.

If a change of control occurs and the Option Plan remains in effect and an Option holder is subject to termination within 12 months (other than "for cause" or as a result of Resignation), all Options outstanding shall immediately become exercisable.

If a change of control occurs and the Option Plan does not continue (and isn't replaced), or in the event of a wind-up, dissolution or liquidation, all Options shall immediately become exercisable.

Amendment Procedure

Subject to receipt of any required regulatory approval, the Board may, in its sole discretion, make the following amendments to the Option Plan:

(a) amending typographical, clerical and grammatical errors;

(b) reflecting changes to applicable securities laws;

(c) changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;

(d) including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e) ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Option Plan, to the extent such approvals are required by any applicable laws or regulations.

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Assignment

Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable.

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VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer. By participating online, you will be able to view a live webcast of the meeting, ask questions online and submit your votes in real time. As usual, you may also provide voting instructions before the meeting by completing the form of proxy or voting information form that has been provided to you.

There are two ways to vote:

1. At our virtual meeting, and

2. By proxy, using the form sent by TMX Trust.

HOW TO VOTE AT THE VIRTUAL MEETING

If you are a registered shareholder and want to vote at the virtual meeting, do not complete the proxy form.

Click on 'I have a Control Number' and you will be prompted to enter your twelve digit TSX Control Number and the password hudbay2020 (case sensitive).

If you are a registered shareholder and wish to appoint a person other than the management nominees identified on the form of proxy to vote online at the meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

IMPORTANT NOTICE FOR NON-REGISTERED (BENEFICIAL) HOLDERS:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to vote online at the meeting. They will be allowed to join the meeting as a guest at https://web.lumiagm.com/298892851.

If you are a non-registered holder and wish to attend and vote at the meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. Failure to register the proxyholder with TSX Trust by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

IN ORDER TO PARTICIPATE ONLINE:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/298892851 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.

2. All securityholders MUST register any 3rd party proxy appointments at tsxtrustproxyvoting@tmx.com. Failure to do so will result in the appointee not receiving login credentials and only being able to attend as a guest. See the instructions in the management information circular relating to the meeting for additional information.

3. Gather the information you need to access the online meeting:

Meeting ID: 298-892-851

Password: hudbay2020 (case sensitive)

To log in, you must have the following information:

Registered Holders

The twelve digit control number provided on your form of proxy provided by TSX Trust, which constitutes your user name. If you have appointed a 3rd party, register the appointment at tsxtrustproxyvoting@tmx.com.

Appointed Proxy

The user name provided by TSX via email, provided your appointment has been registered.

If you require technical assistance with the virtual meeting platform, please contact LUMI at https://go.lumiglobal.com/faq.

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